"IT MEANS a world of *difference* FOR ME."



Amgen 2002 Annual Report

WE'VE ALWAYS been clear at *Amgen* about our central *aspiration.* We're striving to be the BEST HUMAN THERAPEUTICS COMPANY.

It is a daring, even daunting goal.

IT MEANS embracing constant change, pursuing *innovation* wherever it leads.

IT MEANS developing today's *opportunities* to their fullest, acting with speed and decisiveness.

IT MEANS overcoming *challenges* when they arise with grace, determination, and courage.

IT MEANS *delivering* on promises made, and committing to promises yet to be envisioned.

"BUT IT MEANS a *great deal more* to the hundreds of thousands of patients that we serve each year and the thousands of people that we touch throughout our organization."

Research and Development Expenses
($ in millions)


93 94 95 96 97 98 99 00 01 02

2002	$1,116.6
2001	865.0
2000	845.0
1999	822.8
1998	663.3
1997	630.8
1996	528.3
1995	451.7
1994	323.6
1993	255.3

Amgen Staff


93 94 95 96 97 98 99 00 01 02

2002	10,118
2001	7,682
2000	7,326
1999	6,355
1998	5,585
1997	5,372
1996	4,709
1995	4,084
1994	3,396
1993	3,109

1999	1998	1997	1996	1995	1994	1993
$3,042.8	$2,514.4	$2,219.8	$2,088.2	$1,818.6	$1,549.6	$1,306.3
297.3	203.8	181.2	151.6	121.3	98.3	67.5
3,340.1	2,718.2	2,401.0	2,239.8	1,939.9	1,647.9	1,373.8
402.1	345.2	300.8	283.2	272.9	238.1	220.0
822.8	663.3	630.8	528.3	451.7	323.6	255.3
654.3	515.4	483.8	470.6	418.4	359.8	328.4
—	—	—	—	—	116.4	—
—	—	—	—	—	—	—
(49.0)	(23.0)	157.0	—	—	—	(13.9)
1,096.4	863.2	644.3	679.8	537.7	319.7	383.3
1.02	0.82	0.59	0.61	0.48	0.29	0.33
—	—	—	—	—	—	—

1999	1998	1997	1996	1995	1994	1993
$4,077.6	$3,672.2	$3,110.2	$2,765.6	$2,432.8	$1,994.1	$1,765.5
223.0	223.0	229.0	59.0	177.2	183.4	181.2
3,023.5	2,562.2	2,139.3	1,906.3	1,671.8	1,274.3	1,172.0

(4) Other items, net in 2002 includes: 1) a benefit of $151.2 million related to the Company's arbitration with Johnson & Johnson, 2) a benefit of $40.1 million related to a recovery of certain expenses accrued in 2001 related to finalizing the termination of collaboration agreements with various third parties, and 3) a charitable contribution of $50 million to the Amgen Foundation. Other items, net in 2001 primarily relates to the costs of terminating collaboration agreements with various third parties. Other items, net in 2000 includes a benefit of $73.9 million related to a legal proceeding with Johnson & Johnson, and a charitable contribution of $25 million to the Amgen Foundation. Other items, net in other years is comprised of benefits and expenses related to various legal proceedings. See Note 4 to the Consolidated Financial Statements for further discussion of other items, net for 2002, 2001, and 2000.

(5) In July 2002, Amgen acquired all of the outstanding common stock of Immunex for approximately $17.8 billion. See Note 3 to the Consolidated Financial Statements for further discussion of the acquisition and the related purchase price allocation.

(6) In March 2002, Amgen issued zero-coupon, senior convertible notes with a face amount at maturity of $3.95 billion. See Note 8 to the Consolidated Financial Statements for further discussion of the terms of the convertible notes.

Selected Financial Information

Total Revenues
($ in millions)


93 94 95 96 97 98 99 00 01 02

2002	$5,523.0
2001	4,015.7
2000	3,629.4
1999	3,340.1
1998	2,718.2
1997	2,401.0
1996	2,239.8
1995	1,939.9
1994	1,647.9
1993	1,373.8

EPOGEN®/Aranesp®
Product Sales
($ in millions)


93 94 95 96 97 98 99 00 01 02

2002	$2,676.2
2001	2,150.0
2000	1,962.9
1999	1,759.1
1998	1,382.0
1997	1,160.7
1996	1,071.9
1995	882.6
1994	720.6
1993	586.9

NEUPOGEN®/Neulasta™
Product Sales
($ in millions)


93 94 95 96 97 98 99 00 01 02

2002	$1,843.1
2001	1,346.4
2000	1,223.7
1999	1,256.6
1998	1,116.6
1997	1,055.7
1996	1,016.3
1995	936.0
1994	829.0
1993	719.4

Consolidated Statement of Operations Data

(In millions, except per share data)

Years ended December 31,	2002	2001	2000
Revenues:			
Product sales[1]	$ 4,991.2	$3,511.0	$3,202.2
Other revenues	531.8	504.7	427.2
Total revenues	5,523.0	4,015.7	3,629.4
Operating expenses:			
Cost of sales[2]	735.7	443.0	408.4
Research and development	1,116.6	865.0	845.0
Selling, general, and administrative	1,462.1	970.7	826.9
Write-off of acquired in-process research and development[3]	2,991.8	—	30.1
Amortization of acquired intangible assets	155.2	—	—
Other items, net[4]	(141.3)	203.1	(48.9)
Net (loss) income	(1,391.9)	1,119.7	1,138.5
Diluted (loss) earnings per share	(1.21)	1.03	1.05
Cash dividends per share	—	—	—

Consolidated Balance Sheet Data

(In millions)

At December 31,	2002	2001	2000
Total assets[5]	$24,456.3	$6,443.1	$5,399.6
Long-term debt[6]	3,047.7	223.0	223.0
Stockholders' equity[5]	18,286.0	5,217.2	4,314.5

[1] Due to Year 2000 contingency planning in the fourth quarter of 1999, the Company offered extended payment terms on limited shipments of EPOGEN® and NEUPOGEN® to certain wholesalers. These Year 2000-related sales totaled $45 million.

[2] In 2001, the Company recorded a charge of $39.5 million to write-off certain inventory deemed not recoverable.

[3] As part of the purchase price allocation for Immunex Corporation ("Immunex"), the Company recorded a charge to write-off acquired in-process research and development ("IPR&D") of $2,991.8 million. The IPR&D charge represents an estimate of the fair value of purchased in-process technology for projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. In 2000 and 1994, the Company wrote off $30.1 million and $116.4 million of acquired IPR&D related to the acquisition of Kinetix Pharmaceuticals, Inc. ("Kinetix") and Synergen, Inc., respectively. See Notes 3 and 11 to the Consolidated Financial Statements for further discussion of IPR&D related to the Immunex and Kinetix acquisitions.



Gail Crawford is a wife, mother, marketing professional, skier, golfer, and a recovering cancer patient. In her own words, "Anything that helps you pull yourself out of the black hole of your disease and back into your life is a miracle."

"IT MEANS having the *energy* to reclaim MY LIFE."

Serena Anderson started out as a pharmacist and public health educator. In the eight years since she joined Amgen, she's managed public policy issues, championed brands, and helped introduce emerging product candidates. For Serena, "The opportunities for growth never stop."

"IT MEANS finding new *challenges* around EVERY CORNER."





Jim Johnson rebuilt his first car with his dad at age 17. Now he shares his passion for restoring vintage automobiles with his own children, Blake and Brooke. Jim may have rheumatoid arthritis, but the Johnsons are already hard at work on their third project — a rare 1958 Chevrolet Cameo.

"It means having the chance to build *memories* with my kids."



Dave Lacey gets excited when he talks about science. That's why he left an active teaching and medical pathology practice nine years ago to join Amgen's research staff. Says Dave, "It's not about getting the credit, it's about advancing the cause."

"It means having the *opportunity* to participate in great science."


"IT MEANS *focusing* the energy of an entire organization
on a SINGLE OVERRIDING GOAL."

Letter to *Stockholders*

The year 2002 was one of substantial growth and accomplishment for Amgen. We served more patients than ever, launched several new potential blockbuster products, delivered financially, gained experience in highly competitive commercial markets, added thousands of new staff members, advanced and grew the pipeline, and invested for the future. We are proud of these results and the balance of this report provides details.

In a year of such accomplishment, it would be easy to go on for pages about our achievements, but there was one event in 2002 I would like to focus on here that, as much as any other, captures the spirit and purpose of Amgen. And the picture on the facing page tells some of that story. The people pictured with me in the photo are the leaders who were instrumental in securing FDA approval for our Rhode Island ENBREL® (etanercept) manufacturing facility. This was an enormous task. We cannot say enough about the skill, dedication, and determination of the team that made the facility ready for a successful FDA inspection. The teamwork they and hundreds of others across Amgen and our new colleagues from Immunex Corporation displayed to make this vital drug available to patients spoke volumes about us – united in purpose to provide drugs to patients that will dramatically improve their lives. ENBREL® is one of those drugs. Bringing this facility on line relieved a severe supply shortfall that prevented patients who needed the drug from getting it. Today ENBREL® is widely and easily available to address the severe illnesses of rheumatoid arthritis and psoriatic arthritis.

The ENBREL® facility story is part of a larger story of the combination of two great companies: Amgen and Immunex. Many teams and hundreds of leaders worked for many months to make this combination successful. We are pleased with the results. Scientific programs were combined and advanced, organizations were brought together, key Immunex leaders filled vital Amgen jobs, the clinical development of ENBREL® continued successfully across a growing number of indications, and construction was advanced on both the Seattle research site overlooking Puget Sound and the vital additional ENBREL® manufacturing facility in Rhode Island. This all happened as Amgen delivered across the

Amgen *values*

- Be science-based
- Compete intensely and win
- Create value for patients, staff, and stockholders
- Be ethical
- Trust and respect each other
- Ensure quality
- Work in teams
- Collaborate, communicate, and be accountable

Opposite page: ENBREL® manufacturing facility in Rhode Island. Pictured left to right are Roop Kumar, Kimball Hall, Amgen's CEO Kevin Sharer, Jay Marshall (seated), Tony Pankau, Jerry McAndrews, and Kathleen Retterson.

board on our other financial, operational, scientific, and medical priorities. By any measure it was a very productive year for us.

However, the year for corporate America was in general troubling. Corporate governance was in the news and the incidents were often deeply disturbing. All good companies looked hard at their own businesses to be sure that the procedures, environment, and approach to corporate governance were right and sound. At Amgen, our review made a great company even better. I am fully confident we have an independent, experienced, fully-engaged board that asks probing questions, holds management accountable, and represents stockholder interests extremely well.

Amgen's stock performance in 2002 was good compared to other stocks, but frustrating in the face of what we and others recognize as outstanding operating results. We are confident, however, that by delivering strong and consistent results, Amgen will be well-positioned to deliver very attractive stockholder gains when the current economic and stock market environments improve.



Kevin W. Sharer
Chairman and
Chief Executive Officer

March 3, 2003

AMGEN *achievements*

- Received approval for Neulasta™ (pegfilgrastim) in the United States and Europe for use in the management of chemotherapy-induced neutropenia.
- Launched Neulasta™ in the United States – considered to be the most successful injectable product launch ever.
- Received approval for Aranesp® (darbepoetin alfa) in the United States and Europe for the treatment of chemotherapy-induced anemia.
- Successfully acquired and integrated Immunex Corporation.
- Received approval for ENBREL® (etanercept) in the United States for reducing signs and symptoms of active arthritis in psoriatic arthritis patients.
- Submitted multiple regulatory filings for expansion of product labels.
- Won financial damages and reimbursement of legal costs when arbitrator found that Johnson & Johnson had breached our license agreement.
- Completed phase 3 studies for ENBREL® in psoriasis and ankylosing spondylitis.
- Completed phase 3 study enrollment for KGF and Cinacalcet hydrochloride.
- Received approval for the ENBREL® manufacturing facility in Rhode Island.
- Received approximately $2.8 billion from issuance of 30-year, zero-coupon senior convertible notes.
- Delivered strong financial performance.

FOR MORE THAN TWO DECADES, *Amgen* has helped lead a revolution in human therapeutics, one grounded in science, powered by *new technologies,* and conducted at the molecular level.

AMGEN HAS NOW GROWN into the largest independent company operating in the biotechnology industry, with *integrated capabilities* in the discovery, development, and commercialization of human therapeutics.

AMGEN PRODUCTS are used in markets *around the world,* manufactured in facilities that have earned Amgen a track record for quality unmatched in the industry.

BUT THE ACHIEVEMENT of Amgen's greatest ambition still lies ahead. For the company is now intent on building an organization that combines the scientific knowledge, the collaborative process, and the human spirit necessary to become the *best human therapeutics company.*

innovation Medical breakthroughs occur at the intersection of scientific discovery and market opportunity. Advanced biologics are opening new avenues in the treatment of unmet medical needs. Amgen is amassing the experience, resources, and talent needed to bridge those worlds and create a new enterprise model for human therapeutic delivery.





research and development





Discovery lies at the very core of Amgen's identity. A pioneer in the biotechnology revolution, the company for more than two decades has played a leadership role in the translation of innovative science and technology into breakthrough human therapeutics.

Amgen research programs are grounded in the biological sciences, where advancing technology and rapidly expanding knowledge allow the company to pursue the study of disease and the development of potential new therapies at many levels. While Amgen is best known for its expertise in protein therapeutics, the company also is developing significant, complementary research capabilities in cell biology and synthetic chemistry, with the ultimate goal of pursuing therapeutic possibilities wherever the scientific trail leads.

Such an aspiration must begin with a sound strategic approach. Amgen funds internal discovery research programs organized around five therapeutic areas – hematology, oncology, inflammation, neurology, and metabolic disorders. These programs are enhanced and expanded through external research collaborations, acquisitions, and product licensing opportunities.

Amgen's genomics program uses the growing body of scientific knowledge about the human genome to identify human proteins and growth factors implicated in disease processes. These proteins often serve as the starting point for the development of potential new product candidates. One of the discoveries to emerge from Amgen's genomics research is osteoprotegerin, a protein found to be important in maintaining bone density. This discovery may one day play a role in new therapeutic treatments for bone-related diseases, including osteoporosis and metastatic bone disease.

Amgen's small molecule research program complements and often builds on the investigational leads developed in its biologics and genomics research. Small molecules derived through chemical synthesis may present viable therapeutic alternatives to larger, naturally occurring proteins. These drugs are often small enough to be administered orally and to penetrate and directly target molecular structures within a cell.

Cinacalcet hydrochloride, Amgen's first small molecule therapeutic in development, entered phase 3 clinical trials in December 2001. Licensed from NPS Pharmaceuticals, Inc., it is an orally active compound that specifically binds and modulates the calcium-sensing receptor on the surface of the parathyroid gland, decreasing the secretion of parathyroid hormone. Excessive secretion of parathyroid hormone occurs in 85% of patients with end-stage renal disease and can result in a variety of serious medical complications.

Keratinocyte growth factor (KGF) is a tissue growth factor that targets epithelial cells. Amgen researchers are studying its potential use in the treatment of radiation and chemotherapy-induced oral mucositis. A phase 3 clinical trial evaluating the effects of KGF in decreasing the incidence and duration of oral mucositis in patients with hematologic malignancies undergoing chemotherapy and radiation therapy with autologous PBPC transplantation was recently completed. Preliminary analysis of the data suggests that KGF was well-tolerated, and reduced the duration and incidence of severe mucositis in those who received it, as compared to placebo. Plans are in place to expand these studies to other oncology indications.

Epratuzumab, licensed from Immunomedics Inc., is a humanized monoclonal antibody currently being evaluated in the treatment of non-Hodgkin's lymphoma (NHL). Preliminary research has suggested that epratuzumab, in combination with another monoclonal antibody, Rituximab, may be effective in treating NHL patients who have failed to respond to Rituximab alone.

During 2002, as part of the acquisition of Immunex, Amgen became a party to the Immunex-Abgenix agreement for joint development and commercialization for ABX-EGF, a fully human monoclonal antibody created by Abgenix, Inc. Amgen and Abgenix have a series of phase 2 clinical trials underway to evaluate the safety and tolerability of ABX-EGF for the treatment of several types of cancer, including kidney, colorectal, prostate, and non-small-cell lung cancer.



opportunity Markets for breakthrough therapeutics can emerge rapidly once efficacy is demonstrated, potentially affecting the lives of millions. Nowhere is this clearer than in the global cancer care market, where Amgen's latest generation of anemia- and infection-fighting therapeutics are redefining standards of practice and improving patient lives.







oncology



Cancer remains one of the world's biggest medical challenges. More than eight million people worldwide are diagnosed with some form of the disease each year, a number that continues to rise in step with global population growth and longer life expectancies. Yet cancer treatments are also growing in effectiveness, improving survival rates for many patients. Chemotherapy often plays a central role.

Amgen has launched two new therapeutics into the global cancer care marketplace that are having a meaningful impact on treatment standards in the delivery of chemotherapy to cancer patients.

Aranesp® (darbepoetin alfa), Amgen's latest anemia treatment, was approved in 2002 in the United States, Europe, and Australia for the treatment of chemotherapy-related anemia.

Aranesp® is a recombinant erythropoietic protein, that is, a protein that stimulates production of oxygen-carrying red blood cells. Aranesp® has demonstrated an ability to increase red blood cell count and maintain target hemoglobin levels in cancer patients undergoing chemotherapy where the anemia is due to the effect of chemotherapy. Aranesp®, however, has a half-life approximately three times longer than Epoetin alfa, offering health care providers the ability to treat anemia related to chemotherapy with less-frequent dosing than Epoetin alfa.

Because it requires fewer injections, Aranesp® can help patients and their physicians overcome barriers that may hinder the delivery of anemia treatment, notably the need for frequent office visits for injections.

As many as 60% of cancer patients worldwide suffer from anemia, either because of the cancer itself, or as a side effect of chemotherapy. In severe cases, anemia can force doctors to interrupt chemotherapy regimens. Currently, only one in four anemic cancer patients receive an erythropoietic agent in the United States.

Neulasta™ (pegfilgrastim), Amgen's latest infection-fighting therapeutic, received approval in 2002 in the United States, Europe, and Australia for reducing the incidence of infection from chemotherapy-induced neutropenia in cancer patients with nonmyeloid malignancies.

Neutropenia is marked by a severe decline in the number of white blood cells, known as neutrophils, that play a vital role in fighting most types of infection. With a severe drop in white blood cells, even a seemingly minor infection can become life-threatening. Up to half of cancer chemotherapy patients worldwide develop severe neutropenia during the course of their treatment.

Like NEUPOGEN® (Filgrastim), Amgen's original white blood cell stimulating product, Neulasta™ has been shown to decrease the incidence of infection as a result of chemotherapy-induced neutropenia. But Neulasta™ is a longer-acting form of Filgrastim, offering greater freedom for patients and caregivers with its once-per-cycle injection. In contrast, NEUPOGEN® requires daily injections for as many as 14 consecutive days following chemotherapy.



The burden of administering NEUPOGEN® daily has led many health care professionals to wait until after a chemotherapy patient develops a neutropenic infection to administer Filgrastim in subsequent cycles of chemotherapy. In fact, less than 10% of these U.S. patients historically have received proactive protection from neutropenia. Yet many patients are hospitalized each year for neutropenia and its complications, in an age when most chemotherapy patients are routinely treated in an outpatient setting.

Both Aranesp® and Neulasta™ represent significant benefits in the supportive care available for cancer patients undergoing chemotherapy. They present health care professionals with the means to simplify therapeutic delivery, while improving the chances that cancer patients can complete prescribed cycles of chemotherapy with fewer potentially debilitating complications. The adoption of these two breakthrough therapeutics in various health care markets provides strong evidence of their value.

challenge Competition is raising the bar for commercially successful therapeutics. Effectiveness and safety are the primary criteria, but cost and relative efficacy also play crucial roles. Amgen is using its formidable capabilities in basic research and clinical investigation to enhance the value of its product line through better treatment options.



chronic kidney disease


T-2937

Amgen launched EPOGEN® (Epoetin alfa), one of the first biologically derived human therapeutics, into the medical marketplace 13 years ago, bringing immediate improvements for end-stage renal disease patients.

The story of EPOGEN® and its ability to restore the vitality of dialysis patients struggling with the chronic anemia caused by their kidney disease is emblematic of the revolutionary impact biotechnology can have on medical treatment.

EPOGEN® is a recombinant protein with the same mechanism of action as endogenous human erythropoietin, a protein produced by the kidneys to stimulate the production of oxygen-transporting red blood cells. Patients with end-stage renal disease do not produce adequate amounts of erythropoietin and consequently suffer from the energy-draining signs and symptoms of chronic anemia.

Approximately 300,000 dialysis patients in the United States regularly receive EPOGEN® therapy. Hundreds of thousands more in countries around the world also benefit from Amgen's discovery, receiving Epoetin alfa therapy under licensing agreements with other therapeutic manufacturers.

In 2001, Amgen introduced a new, longer-lasting anemia therapeutic for chronic kidney disease patients, once again advancing the treatment options for this debilitating condition. Aranesp® (darbepoetin alfa) is approved in the United States, Europe, Canada, Australia, and New Zealand for the treatment of anemia associated with chronic renal failure in patients both on dialysis and not on dialysis.

Aranesp® is an effective erythropoietic protein with greater biological activity and a longer half-life than Epoetin alfa. Because it requires less-frequent dosing than Epoetin alfa, this innovative therapeutic may optimize anemia management, allowing health care providers to spend more quality time caring for their chronic kidney disease patients. Currently, only a small proportion of patients are treated for anemia prior to the onset of dialysis, despite growing evidence to suggest that early treatment may improve clinical outcomes.

Amgen's success in creating a more powerful erythropoiesis-stimulating protein grew out of the company's groundbreaking research programs in hematology and stem cell biology. Amgen researchers discovered that increasing sialic acid content increases serum half-life and biological activity of recombinant erythropoietin. Aranesp® was created by introducing amino acid changes to human erythropoietin permitting the cells to attach two additional sialic acid-containing carbohydrate chains to this erythropoietic molecule. These additional sialic acids keep this molecule in the blood stream longer than maximally sialylated recombinant erythropoietin, providing greater biological activity. The longer half-life allows patients to have their anemia managed with significantly fewer doses of Aranesp® compared with Epoetin alfa therapy.

Amgen continues to study the effectiveness of Aranesp® in correcting anemia in patients with chronic kidney disease, including the impact of such therapy on these patients' quality of life and long-term treatment outcomes. As the evidence mounts that patients with chronic kidney disease can derive meaningful value from anemia therapy, doctors may begin testing for anemia and using Aranesp® earlier in the progression of renal failure. Dialysis for patients with impaired kidney function usually begins only when they have reached end-stage renal failure – the loss of more than 85% of kidney function.

According to the National Kidney Foundation, diabetes and high blood pressure are the two leading causes of chronic kidney disease, generating three out of four new cases each year in the United States. Amgen remains committed to working with the medical community to expand the understanding of chronic kidney disease and broaden treatment interventions.





deliver Manufacturing biologically derived therapeutics is a demanding process, one that grows in complexity with increases in scale. Amgen has played a pioneering role in the commercial manufacture of recombinant human proteins. The company is committed to expanding its global manufacturing capabilities in step with rising demand.





inflammation





The abnormal, destructive inflammation cascade associated with rheumatoid arthritis and similar diseases of the immune system has been a key target of Amgen research programs. Chronic inflammation causes painful swelling of the joints and, left untreated, can destroy bones and joints, leading to disability and deformity. With the completion last year of its acquisition of Immunex Corporation, Amgen now manufactures and markets two therapeutics available in the treatment of these diseases.

ENBREL® (etanercept) is a breakthrough therapeutic developed by Immunex that targets one of the major factors in the immune system to help control the pain, swelling, fatigue, and other symptoms associated with rheumatoid arthritis. It also inhibits the progression of damage to joints caused by chronic inflammation.

ENBREL® is a soluble recombinant form of a receptor for the cytokine tumor necrosis factor (TNF), one of the human proteins that plays an important role in both normal immune function and the cascade of reactions that causes the inflammatory lesions of rheumatoid arthritis and similar diseases. ENBREL® acts by binding TNF, rendering it biologically inactive, which results in a significant reduction in inflammatory activity.

ENBREL® is the only human TNF receptor product on the market with evidence of five years of sustained effect in the treatment of rheumatoid arthritis. It has been shown to benefit a wide range of people with varying degrees of rheumatoid arthritis symptoms, from recently diagnosed adults with moderate pain to individuals who have struggled with severe symptoms for many years.

ENBREL® is approved for use to improve physical function, inhibit the progression of structural damage, and reduce the signs and symptoms of moderately to severely active rheumatoid arthritis in adult patients. It is also approved for use in reducing the signs and symptoms of moderately to severely active polyarticular-course juvenile rheumatoid arthritis in patients four years to 17 years old who have had an inadequate response to disease-modifying antirheumatic drugs.

More recently, ENBREL® has been approved for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis, a chronic inflammatory disease characterized by both joint and skin manifestations. ENBREL® currently has the broadest range of indications of any biologic therapy in rheumatic diseases. Additional applications to expand its treatment uses have been filed with the U.S. Food and Drug Administration (FDA).

At the end of 2002, more than 80,000 people were taking ENBREL®, a number that had been limited by manufacturing constraints. Increasing production of the innovative therapeutic has been a key goal for Amgen since acquiring Immunex in July 2002. In December 2002, Amgen received approval from the FDA for its ENBREL® manufacturing facility in Rhode Island, making new supplies of ENBREL® available.



Amgen and Wyeth Pharmaceuticals, Amgen's North American marketing partner for ENBREL®, last fall initiated a follow-on clinical trial of the innovative therapeutic that is the largest such study of its kind. The new study is evaluating the impact of ENBREL® in comparison to other antirheumatic therapies using a population of 10,000 rheumatoid arthritis patients in the United States.

Kineret® (anakinra) is a recombinant form of a naturally occurring human protein that regulates interleukin-1 (IL-1), another key cytokine in regulating normal immune function and the cascade of reactions that cause the inflammatory process of rheumatoid arthritis and similar diseases. Kineret® binds to the same cellular receptors as IL-1 without activating those receptors, and thus neutralizes their harmful effects.

Kineret® is an important therapeutic option for the reduction in signs and symptoms of rheumatoid arthritis in adult patients who have had an inadequate response to disease-modifying antirheumatic drugs. The therapeutic is currently approved for use in the United States, Europe, and Canada.

Amgen clinical researchers continue to study the impact of Kineret® on disease progression in rheumatoid arthritis, including its ability to inhibit bone and joint damage.

Selected Amgen Products and Product Candidates

Therapeutic Areas	Selected Products and Product Candidates	Development Phase: Phase 1	Phase 2	Phase 3	Filed	Approved
Nephrology						
Anemia	EPOGEN® (Epoetin alfa)	○	○	○	○	○
Anemia	Aranesp® (darbepoetin alfa)	○	○	○	○	○
Secondary hyperparathyroidism	Cinacalcet hydrochloride	○	○	○		
Hematology & Oncology						
Neutropenia	NEUPOGEN® (Filgrastim)	○	○	○	○	○
PBPC mobilization	NEUPOGEN®	○	○	○	○	○
Neutropenia	Neulasta™ (pegfilgrastim)	○	○	○	○	○
Anemia	Aranesp®	○	○	○	○	○
Non-Hodgkin's lymphoma	Epratuzumab	○	○	○		
Mucositis	KGF[1]	○	○	○		
EGF receptor	ABX-EGF	○	○			
Metastatic bone disease	Osteoprotegerin program	○				
Bone & Inflammation						
Rheumatoid arthritis	ENBREL® (etanercept)	○	○	○	○	○
Polyarticular-course juvenile rheumatoid arthritis	ENBREL®	○	○	○	○	○
Psoriatic arthritis	ENBREL®	○	○	○	○	○
Rheumatoid arthritis	Kineret® (anakinra)	○	○	○	○	○
Ankylosing spondylitis	ENBREL®	○	○	○	○	
Psoriasis	ENBREL®	○	○	○		
Rheumatoid arthritis	PEG-sTNF-R1[2]	○	○			
Osteoporosis	Osteoprotegerin program	○	○			
Neurology & Endocrinology						
Primary hyperparathyroidism	Cinacalcet hydrochloride		○			
Parkinson's disease	GDNF[3]	○	○			

Phase 1 Clinical Trial
Investigate safety and proper dose ranges of a product candidate in a small number of human subjects.

Phase 2 Clinical Trial
Investigate side effect profiles and efficacy of a product candidate in a large number of patients who have the disease or condition under study.

Phase 3 Clinical Trial
Investigate safety and efficacy of product candidate in a large number of patients who have the disease or condition under study.

(1) Keratinocyte growth factor
(2) PEGylated soluble tumor necrosis factor-type 1 receptor
(3) Glial cell-line derived neurotrophic factor

Financial Performance

Total Revenues
($ in millions)



92 94 96 98 00 02

Total revenues have increased at a compound annual growth rate of 17.6% over the past ten years.

2002	$5,523
2000	3,629
1998	2,718
1996	2,240
1994	1,648
1992	1,093

Research and Development Expenses
($ in millions)



92 94 96 98 00 02

Research and development expenses have increased at a compound annual growth rate of 19.9% over the past ten years.

2002	$1,117
2000	845
1998	663
1996	528
1994	324
1992	182

EARNINGS PERFORMANCE Amgen's expanding product line delivered strong growth in 2002, and generated the resources necessary to maintain a robust investment program in research and development.

Amgen's top line growth of 42% was largely the result of a 24% increase in the combined sales of Amgen's anemia therapeutics EPOGEN® (Epoetin alfa) and Aranesp® (darbepoetin alfa); a 37% increase in the combined sales of the company's infection-fighting therapeutics NEUPOGEN® (Filgrastim) and Neulasta™ (pegfilgrastim); and the addition of $362 million in sales of ENBREL® (etanercept), Amgen's new inflammation therapeutic acquired in mid-2002 with the company's acquisition of Immunex Corporation.

Amgen anticipates continued strong growth in product sales through 2005 as the company's newest therapeutics gather momentum, their use in treatment settings is potentially expanded through approval of new product indications, and the company continues to invest in new product development.

Amgen's adjusted earnings per share grew 18%, to $1.39 from $1.18 in 2001. On a GAAP basis, there was a loss per share of $1.21 in 2002, principally as a result of a one-time expense of $3 billion associated with the write-off of in-process research and development acquired as part of the company's purchase of Immunex. Earnings per share for 2002 have been adjusted to exclude certain expenses related to the Immunex acquisition. Earnings per share for both 2002 and 2001 have been adjusted to exclude certain non-recurring items. A reconciliation of the differences between the GAAP loss/earnings per share and adjusted earnings per share follows this section.

Amgen's total research and development spending in 2002 rose 29%, exceeding $1 billion for the first time in company history. Last year's investment in research and development represented 22% of total product sales, among the highest reinvestment levels in the biotechnology and pharmaceuticals industries. Amgen's continuing efforts to develop new products and broaden the use of its existing therapeutics is aimed at further diversifying the company's future revenue and earnings streams.

FINANCIAL FOUNDATION Amgen's cash flow from operations, generated largely by product sales, totaled $2.2 billion in 2002. The size and quality of the company's annual cash flow has allowed Amgen to internally finance nearly all of its operations since the company's successful market debuts of EPOGEN® and NEUPOGEN® and is expected to do so in the future.

To ensure financial flexibility and adequate liquidity, Amgen holds substantial cash and short-term marketable securities. These aggregated approximately $4.7 billion at the end of 2002. Amgen will continue to use significant amounts of cash for the company's capital expenditure requirements and its share repurchase program. In 2002, Amgen invested $658.5 million in capital expenditures and plans to spend between $1.3 and $1.5 billion in 2003. This increase will be driven by investment in the Puerto Rico manufacturing expansion, the company's Seattle inflammation research headquarters, and its additional Rhode Island manufacturing facility.

In March 2002, Amgen received approximately $2.8 billion from the issuance of 30-year zero coupon senior notes that are convertible into shares of the company's common stock. Amgen utilized $650 million of the proceeds from the sale of the notes to repurchase approximately 11.3 million shares of its common stock. The remaining cash proceeds were available for use for general corporate purposes, including acquisitions, additional

$100 Invested in Amgen vs. S&P 500 Index
($ in millions)


S&P 500
Amgen
S&P 500
Amgen
1987 $100 $100
2001 $509 $7,485
12/31/87
12/31/02

Share Repurchase Since 1992
($ in billions)


$17.2
$7.0
Cost
12/31/02*
Theoretical
Value
*Based on the closing price of Amgen stock on December 31, 2002

share repurchases, capital expenditures, and working capital. These notes have a yield to maturity of 1.125% and had a conversion price at December 31, 2002 of $81.37. Amgen also has approximately $200 million in unsecured long-term debt securities outstanding, with an additional $400 million of such debt securities available for issuance under an existing shelf registration statement with the Securities and Exchange Commission.

Amgen's overall balance sheet strength and substantial cash flow from its expanding product line provide significant advantages to the company in an increasingly competitive operating environment. Amgen uses its strong cash flow not only to fund internal research and development and to support marketed products, but also to fund potential product candidate in-licensing opportunities.

CREATING STOCKHOLDER VALUE Amgen's fundamental commitment to build long-term value for its stockholders requires a careful balance of near-term earnings growth and ongoing reinvestment in basic research and product development opportunities.

Amgen maintains a stock repurchase program primarily to reduce the dilutive effect of the company's employee stock option and stock purchase plans. In 2002, Amgen repurchased $1.4 billion of its common stock, representing 28 million shares. In June 2002, Amgen's board of directors authorized the company to repurchase up to an additional $2.0 billion of common stock through June 30, 2004. As of December 31, 2002, Amgen had $1.8 billion available under the existing authorized share repurchase program.

In a difficult financial year for equity markets, Amgen stock fell 14% compared to the S&P 500, which fell 23%. Since the company's initial public offering in 1983, shares of Amgen common stock have appreciated at a compound annual growth rate of 27%. An investment of $100 in Amgen on December 31, 1987, would have been worth approximately $7,500 at year-end 2002. A similar investment in the S&P 500 would have been worth approximately $500 at the end of the same timeframe.

Reconciliation of GAAP loss/earnings to "adjusted" earnings per share
(in millions, except per share data)

Year Ended December 31,	2002	2001
GAAP net (loss) income	$(1,391.9)	$1,119.7
Adjustments to GAAP earnings:		
Write-off of acquired in-process research and development	2,991.8[1]	—
Amortization of intangible assets	155.2[1]	—
Other merger related expenses	87.2[1]	—
Legal award	(151.2)[2]	—
Amgen Foundation contribution	50.0[2]	—
Termination of collaboration agreements	(40.1)[2]	203.1
Other	—	39.5
Tax effects of the above adjustments	(39.2)	(85.3)
"Adjusted" net income	$ 1,661.8	$1,277.0
Adjustment for interest expense on convertible notes, net of taxes	17.1	—
Numerator for "adjusted" earnings per share	$ 1,678.9	$1,277.0
Shares used in calculation of earnings (loss) per share:		
GAAP	1,153.5[3]	1,084.4
"Adjusted"	1,209.9[3]	1,084.4
(Loss) earnings per share:		
GAAP	$ (1.21)	$ 1.03
"Adjusted"	$ 1.39	$ 1.18

[1] Incurred in connection with the Immunex acquisition. See Note 3, "Immunex acquisition" to the Consolidated Financial Statements.
[2] See Note 4, "Other items, net" to the Consolidated Financial Statements.
[3] Due to the GAAP net loss in 2002, shares used in calculating the GAAP loss per share excludes the impact of stock options and convertible notes because their impact would be anti-dilutive. Shares used in calculating the "adjusted" earnings per share for 2002 includes the impact of dilutive stock options (27.1 million shares) and convertible notes (29.3 million shares) under the treasury stock and "if-converted" methods, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Immunex Corporation

On July 15, 2002, the Company acquired all of the outstanding common stock of Immunex Corporation ("Immunex") in a transaction accounted for as a business combination. Immunex was a leading biotechnology company dedicated to developing immune system science to protect human health. The acquisition of Immunex is expected to further advance Amgen's role as a global biotechnology leader with the benefits of accelerated growth and increased size, product base, product pipeline, and employees. The acquisition is also intended to enhance Amgen's strategic position within the biotechnology industry by strengthening and diversifying its (1) product base and product pipeline in key therapeutic areas, and (2) discovery research capabilities in proteins and antibodies.

Each share of Immunex common stock outstanding at July 15, 2002 was converted into 0.44 of a share of Amgen common stock and $4.50 in cash. As a result, Amgen issued approximately 244.6 million shares of common stock and paid approximately $2.5 billion in cash to former Immunex shareholders. Amgen also paid Wyeth $25 million at the closing of the merger for the termination of certain Immunex product rights in favor of Wyeth, as specified in the agreement regarding governance and commercial matters. In addition, each employee stock option to purchase Immunex common stock outstanding at July 15, 2002 was assumed by Amgen and converted into an option to purchase Amgen common stock based on the terms specified in the merger agreement. As a result, approximately 22.4 million options to purchase Amgen common stock were assumed, on a converted basis. The acquisition was structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Unless otherwise indicated, the discussions in this report of the results of operations for the year ended December 31, 2002 and financial condition at December 31, 2002 include the results of operations of Immunex commencing from July 16, 2002. Comparisons are made to the results of operations for the years ended December 31, 2001 and 2000 and financial condition at December 31, 2001, which include only the historical results of Amgen.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities

The Company had cash, cash equivalents, and marketable securities of $4,663.9 million and $2,662.2 million at December 31, 2002 and 2001, respectively. Of the total cash, cash equivalents, and marketable securities at December 31, 2002, approximately $2.0 billion represents cash generated from operations in foreign tax jurisdictions and is intended for use in such foreign operations (see "Results of Operations — Income taxes"). If these funds are repatriated for use in the Company's U.S. operations, additional taxes on certain of these amounts would be required to be paid. The Company does not currently anticipate a need to repatriate these funds to the United States.

Cash, Cash Equivalents and Marketable Securities
($ in millions)


2002 $4,663.9
2001 2,662.2
2000 2,028.1
1999 1,333.0
1998 1,276.0
98 99 00 01 02

The primary objectives for the Company's fixed income investment portfolio are liquidity and safety of principal. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company's investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Cash flows

Cash provided by operating activities has been and is expected to continue to be the Company's primary recurring source of funds. In 2002, operations provided $2,248.8 million of cash compared with $1,480.2 million in 2001. The increase in cash provided by operating activities in 2002 resulted primarily from higher earnings, excluding the one-time, non-cash write-off of in-process research and development, and depreciation and amortization.

In July 2002, the Company paid the cash portion of the merger consideration of approximately $2.5 billion upon close of the Immunex acquisition. Also as a result of the acquisition, the Company received:

- cash and investments acquired from Immunex of approximately $940 million
- proceeds from the sale of the Leukine® business to Schering AG Germany ("Schering") of approximately $390 million

Capital expenditures totaled $658.5 million in 2002 compared with $441.8 million in 2001. The increase in capital expenditures in 2002 resulted primarily from capital expenditures related to the Puerto Rico manufacturing expansion, the Seattle inflammation research headquarters, and the Rhode Island manufacturing facilities.

The Company receives cash from the exercise of employee stock options and proceeds from the sale of stock by Amgen pursuant to the employee stock purchase plan. Employee stock option exercises and proceeds from the sale of stock by Amgen pursuant to the employee stock purchase plans provided $427.8 million and $277.7 million of cash in 2002 and 2001, respectively. Proceeds from the exercise of employee stock options will vary from period to period based upon, among other factors, fluctuations in the market value of the Company's stock relative to the exercise price of such options.

The Company has a stock repurchase program primarily to reduce the dilutive effect of its employee stock option and stock purchase plans. In 2002, the Company repurchased 28.0 million shares of its common stock at a total cost of $1,420.4 million. In 2001, the Company repurchased 12.7 million shares of its common stock at a total cost of $737.5 million. Stock repurchased in 2002 includes 11.3 million shares of common stock repurchased simultaneously with the issuance of the 30-year, zero-coupon senior convertible notes (the "Convertible Notes", discussed below) at a total cost of $650 million. In June 2002, the Board of Directors authorized the Company to repurchase up to an additional $2.0 billion of common stock through June 30, 2004. At the time of the additional authorization, the Company had approximately $257.1 million remaining under the previous authorized stock repurchase program. The amount the Company spends on and the number of shares repurchased varies based on a variety of factors, including the stock price and blackout periods in which the Company is restricted from repurchasing shares. As of December 31, 2002, $1,842.1 million was available for stock repurchases through June 30, 2004.

Debt financing

In March 2002, the Company issued $3.95 billion in aggregate face amount at maturity of Convertible Notes with a yield to maturity of 1.125%. The gross proceeds from the offering were approximately $2.82 billion. The original issue discount of $1.13 billion is being accreted to interest expense over the life of the Convertible Notes using the effective interest method. Debt issuance costs were approximately $56.5 million and are being amortized on a straight-line basis over the life of the notes. The holders of the Convertible Notes may require the Company to purchase all or a portion of their notes on March 1, 2005, March 1, 2007, March 1, 2012, and March 1, 2017 at a price equal to the original issuance price plus the accrued original issue discount to the purchase dates. In such event, the Company may choose to pay the purchase price in cash and/or shares of common stock (see Note 8, "Debt — Convertible notes" to the Consolidated Financial Statements).

Total Assets
($ in millions)


98 99 00 01 02

2002	$24,456.3
2001	6,443.1
2000	5,399.6
1999	4,077.6
1998	3,672.2

To provide for financial flexibility and increased liquidity, the Company has established several other sources of debt financing. As of December 31, 2002, the Company had $200 million of unsecured long-term debt securities outstanding. These unsecured long-term debt securities consisted of: 1) $100 million of debt securities that bear interest at a fixed rate of 6.5% and mature in 2007 under a $500 million debt shelf registration (the "Shelf"), and 2) $100 million of debt securities that bear interest at a fixed rate of 8.1% and mature in 2097. In addition, the Company has $23 million of debt securities that bear interest at a fixed rate of 6.2% and mature in 2003, which are classified as current liabilities. The Company's outstanding long-term debt is rated A2 by Moody's and A+ by Standard & Poor's. Under the Shelf, all of the remaining $400 million of debt securities available for issuance may be offered under the

Company's medium-term note program with terms to be determined by market conditions.

The Company's sources of debt financing also include a commercial paper program which provides for unsecured short-term borrowings up to an aggregate face amount of $200 million. As of December 31, 2002, commercial paper with a face amount of $100 million was outstanding. These borrowings had maturities of less than one month and had effective interest rates averaging 1.4%. In addition, the Company has an unsecured $150 million committed credit facility with five participating banking institutions that expires on May 28, 2003. This credit facility supports the Company's commercial paper program. As of December 31, 2002, no amounts were outstanding under this line of credit.

Contractual obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities which the Company cannot reasonably predict future payment. The following chart represents the Company's contractual obligations, aggregated by type (in millions):

	Payments due by period				
Contractual obligations	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Medium and long-term notes and commercial paper	$ 323.0	$123.0	$ —	$100.0	$100.0
Convertible Notes[(1)]	2,917.8	—	2,917.8	—	—
Operating lease obligations	135.7	34.7	49.6	23.9	27.5
Unconditional purchase obligations[(2)]	1,343.4	302.1	530.1	204.5	306.7
Total contractual obligations	$4,719.9	$459.8	$3,497.5	$328.4	$434.2

[(1)] Holders of the Convertible Notes may require the Company to purchase all or a portion of the notes on specific dates as early as March 1, 2005 at the original issuance price plus accrued original issue discount ("accreted value") through the purchase date. The amount above represents the accreted value on March 1, 2005. The accreted value based on the 30-year contractual maturity is $3,950.0 million. In the event the Company is required to repurchase the notes, it may choose to pay the purchase price in cash and/or shares of common stock.

[(2)] Unconditional purchase obligations primarily relate to the Company's long-term supply agreement with Boehringer Ingelheim Pharma KG ("BI Pharma") for the manufacture of commercial quantities of ENBREL®. Amounts owed to BI Pharma are based on firm commitments for the purchase of production capacity for ENBREL® and reflect certain estimates such as production run success rates and bulk drug yields achieved. The Company's obligation to pay certain of these amounts may be reduced based on certain future events.

The Company believes that existing funds, cash generated from operations, and existing sources of debt financing are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future, as well as to support its stock repurchase program (see "Financial Outlook — Liquidity and capital resources"). However, the Company may raise additional capital from time to time.

Results of Operations

Product sales

Product sales in 2002 primarily consisted of sales of EPOGEN® (Epoetin alfa), Aranesp® (darbepoetin alfa), NEUPOGEN® (Filgrastim), Neulasta™ (pegfilgrastim), and ENBREL® (etanercept). In 2002, product sales were $4,991.2 million, an increase of $1,480.2 million or 42% over the prior year. This increase was principally driven by Neulasta™, Aranesp®, and ENBREL® sales. Product sales for 2002, excluding sales from products acquired from Immunex, were $4,589.4 million, an increase of $1,078.4 million or 31% over the prior year. Product sales were $3,511.0 million in 2001, an increase of $308.8 million or 10% over the prior year. Product sales are influenced by a number of factors, including demand, wholesaler inventory management practices, foreign exchange effects, new product launches, and acquisitions.

Total Product Sales
($ in millions)


98 99 00 01 02

2002	$4,991.2
2001	3,511.0
2000	3,202.2
1999	3,042.8
1998	2,514.4

EPOGEN®/Aranesp® In June 2001, the Company received approval to market Aranesp® in most countries in Europe, Australia, and New Zealand for the treatment of anemia associated with chronic renal failure, including patients on dialysis and patients not on dialysis. In September 2001, Amgen received approval in the United States for the same indication. In July 2002, the Company received U.S. Food and Drug Administration ("FDA") approval to market Aranesp® for the treatment of chemotherapy-induced anemia in patients with non-myeloid malignancies. In August 2002, the European Commission approved Aranesp® for the treatment of anemia in adult cancer patients with solid tumors receiving chemotherapy. Aranesp® was launched in several countries in Europe for this indication.

Combined EPOGEN® and Aranesp® sales for 2002 were $2,676.2 million, an increase of $526.2 million or 24% over combined 2001 sales. EPOGEN® sales for 2002 were $2,260.6 million, an increase of $152.1 million or 7% over 2001 EPOGEN® sales. The Company believes that EPOGEN® sales growth for 2002 was principally driven by demand, which includes the effect of higher prices and growth in the dialysis patient population. Worldwide Aranesp® sales for 2002 were $415.6 million, including U.S. sales of $284.7 million. The Company believes that worldwide Aranesp® sales for 2002 were driven primarily by demand, and reflect the benefit of receiving the oncology indication in the United States in July 2002.

EPOGEN®/Aranesp® Sales
($ in millions)


98 99 00 01 02

2002	$2,676.2
2001	2,150.0
2000	1,962.9
1999	1,759.1
1998	1,382.0

Combined EPOGEN® and Aranesp® sales in 2001 were $2,150.0 million, an increase of $187.1 million or 10% over 2000 EPOGEN® sales. This increase was primarily due to higher EPOGEN® demand, which includes the effect of higher prices and growth in the dialysis patient population, and to a lesser extent, the launch of Aranesp® in the United States and Europe. The reported sales growth was negatively impacted to a slight degree by wholesaler inventory changes. Worldwide Aranesp® sales in 2001 were $41.5 million.

NEUPOGEN®/Neulasta™ The Company launched Neulasta™ in the United States in April 2002 to decrease the incidence of infection, as manifested by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs associated with a clinically significant incidence of febrile neutropenia. In August 2002, the European Commission approved Neulasta™ for the reduction in the duration of neutropenia and the incidence of febrile neutropenia in patients with cytotoxic chemotherapy for malignancy. In January 2003, the Company commenced launching Neulasta™ in Europe on a country-by-country basis as reimbursement has been established.

Combined Neulasta™ and worldwide NEUPOGEN® sales in 2002 were $1,843.1 million, an increase of $496.7 million or 37%, over NEUPOGEN® only sales in the prior year. The Company believes that the increase in combined sales for Neulasta™ and NEUPOGEN® for 2002 was primarily driven by demand for Neulasta™, which reflects the conversion of NEUPOGEN® patients to Neulasta™ and patient population growth. Combined sales also benefited, to a lesser extent, from wholesaler inventory changes and higher NEUPOGEN® prices in the United States.

Neulasta™ sales in 2002 were $463.5 million. Worldwide NEUPOGEN® sales in 2002 were $1,379.6 million, an increase of $33.2 million or 2% over the prior year NEUPOGEN® sales. In 2002, U.S. NEUPOGEN® sales were $1,041.7 million, a decrease of $8.9 million or 1% over 2001 sales. This decrease was primarily due to lower U.S. NEUPOGEN® demand, partially offset by favorable wholesaler inventory changes. The Company believes that U.S. NEUPOGEN® demand declined at a mid-single digit rate from 2001. The decrease in U.S. demand was primarily impacted by the conversion of NEUPOGEN® patients to Neulasta™, partially offset by higher NEUPOGEN® prices in the United States. The Company believes that, as demand for Neulasta™ increased subsequent to its U.S. launch, U.S. NEUPOGEN® demand decreased at an accelerated rate due to the conversion of patients to Neulasta™. In the fourth quarter of 2002, combined Neulasta™ and worldwide NEUPOGEN® sales were $514.0 million, an increase of 53% over worldwide NEUPOGEN® only sales in the prior year period. The Company believes this increase in combined sales was negatively impacted by a decline in U.S. NEUPOGEN® demand in the low-20% range, driven by conversion of patients to Neulasta™ (see "Financial Outlook — Trends expected to impact future operations").

NEUPOGEN®/Neulasta™ Sales
($ in millions)


2002 $1,843.1
2001 1,346.4
2000 1,223.7
1999 1,256.6
1998 1,116.6
98 99 00 01 02

Worldwide NEUPOGEN® sales in 2001 were $1,346.4 million, an increase of $122.7 million or 10% over the prior year. This increase was primarily due to worldwide demand growth, which includes the effect of higher prices in the United States.

ENBREL® The Company began recording ENBREL® sales on July 16, 2002, subsequent to the close of the Immunex acquisition. For the period from July 16, 2002 through December 31, 2002, ENBREL® sales were $362.1 million. In 2002, ENBREL® sales were impacted by supply constraints.

Corporate partner revenues

Corporate partner revenues were $200.3 million in 2002, a decrease of $51.7 million or 21% over the prior year. Corporate partner revenues include $174.6 million related to amounts earned from Kirin-Amgen, Inc. ("Kirin-Amgen") in 2002. The overall decrease in corporate partner revenues was primarily due to lower revenues earned from Kirin-Amgen, and to a lesser extent, lower revenues earned under other collaboration agreements.

In 2001, corporate partner revenues were $252.0 million, an increase of $5.8 million or 2% over the prior year. Corporate partner revenues include $210.1 million related to amounts earned from Kirin-Amgen in 2001. The overall increase in corporate partner revenues was due to slightly higher revenues, primarily related to INFERGEN®, substantially offset by lower amounts earned from Kirin-Amgen.

Royalty income

Substantially all royalty income earned by Amgen relates to amounts received from sales of Epoetin alfa by Johnson & Johnson in the United States for use in non-dialysis settings. Royalty income was $331.5 million in 2002, an increase of $78.8 million or 31% over the prior year. This increase was principally due to higher royalties earned from Johnson & Johnson relating to its sales of Epoetin alfa.

In 2001, royalty income was $252.7 million, an increase of $71.7 million or 40% over the prior year. This increase was primarily due to higher royalties from Johnson & Johnson relating to its sales of Epoetin alfa.

Cost of sales

Cost of sales as a percentage of product sales was 14.7%, 12.6%, and 12.8% for 2002, 2001, and 2000, respectively. The increase in 2002 was principally due to the impact of higher manufacturing costs and royalty expense related to ENBREL® compared to Amgen's other products. In addition, during 2002 the Company recorded the inventory acquired from Immunex at its estimated fair market value (see

Note 3, "Immunex acquisition" to the Consolidated Financial Statements). The increase in fair market value was recognized as cost of sales as the acquired inventory was sold. Cost of sales for 2002 reflects a charge of $38.7 million related to the fair value adjustment to inventory, and $7.5 million of compensation costs payable under the Immunex Corporate Retention Plan.

In 2001, cost of sales as a percentage of product sales decreased from 2000 primarily due to reduced royalty obligations, substantially offset by the impact of the $39.5 million write-off of certain inventory in the fourth quarter of 2001.

Selected Operating Expenses
(as a percent of product sales)


98
99
00
01
02

R&D		SG&A		Cost of Sales	
2002	22.4%	2002	29.3%	2002	14.7%
2001	24.6	2001	27.6	2001	12.6
2000	26.4	2000	25.8	2000	12.8
1999	27.0	1999	21.5	1999	13.2
1998	26.4	1998	20.5	1998	13.7

Research and development

In 2002, research and development ("R&D") expenses increased $251.6 million or 29% over the prior year. This increase was primarily due to higher staff-related costs and higher outside R&D costs, and to a lesser extent, higher clinical manufacturing costs as a result of the acquisition. In 2002, staff-related costs and outside R&D costs increased approximately $120 million and $90 million, respectively, excluding the impact of clinical manufacturing activities. In 2002, clinical manufacturing costs increased approximately $38 million. Staff-related costs in 2002 include approximately $18.1 million of compensation costs payable under the Immunex Corporate Retention Plan.

In 2001, research and development expenses increased $20.0 million or 2% over the prior year. This increase was primarily due to higher staff-related costs necessary to support ongoing research and product development activities, partially offset by lower clinical manufacturing and product licensing-related costs.

Selling, general and administrative

In 2002, selling, general and administrative ("SG&A") expenses increased $491.4 million or 51% over the prior year. This increase was primarily due to higher staff-related costs and outside marketing expenses as the Company increased its support for newly launched products and ENBREL®, and to a lesser extent, higher outside services. In 2002, staff-related costs increased approximately $225 million, outside marketing expenses increased approximately $217 million, and other outside services increased approximately $34 million.

Staff-related costs increased in 2002 principally to support new product launches, from incremental expenses from the addition of Immunex staff, and approximately $14.8 million of compensation costs principally payable under the Immunex Corporate Retention Plan. Outside marketing expenses in 2002 increased principally due to the launch of new products, marketing costs related to ENBREL®, and the impact of the profit share with Wyeth under the co-promotion agreement (see Note 13, "Agreements with Wyeth" to the Consolidated Financial Statements).

In 2001, SG&A expenses increased $143.8 million or 17% over the prior year. This increase was primarily due to higher outside marketing expenses, staff-related costs, and consulting expenses as support for new product launches was increased. In 2001, outside marketing expenses and staff-related costs each increased approximately $60 million and consulting expenses increased approximately $20 million.

Acquired in-process research and development

In the third quarter of 2002, the Company incurred a one-time expense of $3.0 billion associated with writing off the acquired in-process research and development ("IPR&D") related to the Immunex acquisition. The amount expensed as IPR&D represents an estimate of the fair value of purchased in-process technology for projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. The estimated fair value of these projects was determined based on the use of a discounted cash flow model. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development and commercialization. These cash flows were then discounted to a present value using discount rates ranging from 12% to 14%. In addition, solely for the purposes of estimating the fair values of these IPR&D projects as of July 15, 2002, the following assumptions were made:

- Future R&D costs of $500 million to $600 million per therapeutic area would be incurred to complete the inflammation and the oncology research projects, and future costs of $200 million to $250 million would be incurred to complete all other research projects. These estimates are net of any R&D costs that will be shared under collaborations with corporate partners.
- The research projects, which were in various stages of development from pre-clinical through phase 3 clinical trials, are expected to reach completion at various dates ranging from 2003 through 2009.

The major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

Amortization of intangible assets

In 2002, amortization expense related to the intangible assets acquired in connection with the Immunex acquisition was $155.2 million. Amortization of intangible assets is provided over their estimated useful lives ranging from 7 to 15 years on a straight-line basis.

Other items, net

In 2002, other items, net consisted of three items: 1) a one-time, non-recurring benefit of $40.1 million related to the recovery of certain expenses accrued in the fourth quarter of 2001 related to terminating collaboration agreements with various third parties, 2) a legal award associated with the product license arbitration with Johnson & Johnson of $151.2 million, and 3) a charitable contribution to the Amgen Foundation of $50 million.

In 2001, other items, net primarily consisted of costs associated with the termination of collaboration agreements with various third parties, including PRAECIS PHARMACEUTICALS INCORPORATED and certain academic institutions totaling $203.1 million.

In 2000, other items, net consisted of two items: 1) a legal award associated with the spillover arbitration with Johnson & Johnson of $73.9 million, and 2) a charitable contribution to the Amgen Foundation of $25 million.

See Note 4 to the Consolidated Financial Statements for a discussion of the 2002, 2001, and 2000 items.

Interest and other income, net

In 2002, interest and other income, net decreased $24.5 million or 15% over the prior year. This decrease was principally due to higher realized losses related to equity securities and higher losses on foreign currency transactions. The decrease was partially offset by higher interest income generated from the Company's investment portfolio as a result of higher average cash balances. Higher average cash balances during 2002 offset the impact of lower average interest rates.

In 2001, interest and other income, net increased $22.5 million or 15% over the prior year. This increase was due to higher interest income generated from the Company's investment portfolio as a result of higher average cash balances, partially offset by lower interest rates in 2001 and higher gains on the sale of equity investments that occurred in 2000.

Income taxes

The Company's effective tax rate was (103.3%), 33.6%, and 32.0% for 2002, 2001, and 2000, respectively. The Company's negative effective tax rate for 2002 was primarily due to the pre-tax loss resulting from the write-off of IPR&D costs in connection with the Immunex acquisition which is not deductible for income tax purposes. Excluding the effect of the IPR&D write-off, the 2002 effective tax rate would have been 30.7%. This effective tax rate was lower than the 2001 effective tax rate of 33.6% primarily due to the Puerto Rico restructuring described below.

During 2002, the Company restructured its Puerto Rico manufacturing operations using a controlled foreign corporation. As permitted in APB Opinion No. 23, "Accounting for Income Taxes," the Company does not provide U.S. income taxes on the controlled foreign corporation's undistributed earnings that are intended to be permanently reinvested outside the United States. Therefore, the Company's effective tax rate for 2002 reflected the permanent reinvestment of foreign earnings outside the United States.

In addition, the Puerto Rico manufacturing operations were entitled to a possession tax credit for a portion of 2002. This credit is capped based on the 1995 income level and expires in 2005. The higher effective tax rate in 2001 versus 2000 was a result of increased taxable income combined with the cap on the possession tax credit.

Summary of Critical Accounting Policies

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to the financial statements. Some of those judgments can be subjective and complex, and therefore actual results could differ materially from those estimates under different assumptions or conditions.

EPOGEN® revenue recognition

The Company has the exclusive right to sell Epoetin alfa for dialysis, certain diagnostics, and all non-human, non-research uses in the United States. Amgen has granted to Johnson & Johnson a license relating to Epoetin alfa for sales in the United States for all human uses except dialysis and diagnostics. Pursuant to this license, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes referred to as "spillover". Accordingly, Amgen does not recognize product sales it makes into the exclusive market of Johnson & Johnson and does recognize the product sales made by Johnson & Johnson into Amgen's exclusive market. Sales in Amgen's exclusive market are derived from the Company's sales to its customers, as adjusted for spillover. The Company is employing an arbitrated audit methodology to measure each party's spillover based on independent third-party data on shipments to end users and their estimated usage. Data on end user usage is derived in part using market sampling techniques, and accordingly, the results of such sampling can produce variability in the amount of recognized spillover. The Company initially recognizes spillover based on estimates of shipments to end users and their usage, utilizing historical third-party data and subsequently adjusts such amounts based on revised third-party data as received. Differences between initial estimates of spillover and amounts based on revised third-party data could produce materially different amounts for recognized EPOGEN® sales. However, such differences to date have not been material.

Immunex purchase price allocation

The purchase price for Immunex was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. An independent third-party valuation firm was engaged to assist in determining the fair values of in-process research and development, identifiable intangible assets, and certain property, plant, and equipment. Such a valuation requires significant estimates and assumptions including but not limited to: determining the timing and expected costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows from product sales resulting from completed products and in-process projects, and developing appropriate discount rates and probability rates by project. The Company believes the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Additionally, estimates for the purchase price allocation may change as subsequent information becomes available.

Deferred income taxes

The Company's effective tax rate reflects the impact of undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are intended to be permanently reinvested in international operations based on the Company's projected cash flow, working capital, and long-term investment requirements of its U.S. and foreign operations. If future events, including material changes in estimates of cash, working capital, and long-term investment requirements necessitate that certain assets associated with these earnings be repatriated to the United States, an additional tax provision and related liability would be required which could materially impact the Company's effective future tax rate.

Financial Outlook

Liquidity and capital resources

The Company currently estimates spending on capital projects and equipment to be approximately $1.3 billion to $1.5 billion in 2003, which reflects higher spending on capital projects including the Puerto Rico manufacturing expansion, the Seattle inflammation research headquarters, and the new Rhode Island manufacturing plant, which will be adjacent to the existing manufacturing facility.

Results of operations

In the future, the Company expects growth of its businesses to be driven by new products, primarily Neulasta™, ENBREL®, and Aranesp® (see "Forward looking statements and factors that may affect Amgen").

EPOGEN® EPOGEN® is approved in the United States for the treatment of anemia associated with chronic renal failure. The Company believes EPOGEN® sales growth will come primarily from patient population growth and price increases. Patients receiving treatment for end stage renal disease are covered primarily under medical programs provided by the federal government. The Company believes future EPOGEN® sales growth may also be affected by future changes in reimbursement rates or a change in the basis for reimbursement by the federal government. EPOGEN® may compete with Aranesp® in the United States as health care providers may use Aranesp® to treat anemia associated with chronic renal failure instead of EPOGEN®.

Aranesp® In 2001, Aranesp® was approved in the United States, most countries in Europe, Australia, and New Zealand for the treatment of anemia associated with chronic renal failure, including patients on dialysis and patients not on dialysis. In July 2002, Aranesp® was approved in the United States for the treatment of chemotherapy-induced anemia in patients with non-myeloid malignancies. In August 2002, Aranesp® was approved in Europe for the treatment of anemia in adult cancer patients with solid tumors receiving chemotherapy. The Company has launched Aranesp® in several European countries and will expand into other countries as reimbursement is finalized.

The Company believes future Aranesp® sales growth will be dependent, in part, on such factors as: the effects of competitive pressures, penetration of existing and new market opportunities, and changes in foreign currency exchange rates. In addition, future worldwide Aranesp® sales growth may be affected by cost containment pressures from governments and private insurers on health care providers, as well as the availability of reimbursement by third-party payors, including governments and private insurance plans. For example, effective January 1, 2003, the Centers for Medicare and Medicaid Services ("CMS") instituted certain changes to its payment system that included a rule setting a significantly reduced reimbursement rate for Aranesp® for Medicare patients in the hospital outpatient setting. While we believe that this new rule is based on inaccurate information, we cannot predict whether we will be successful in correcting inaccuracies underlying this rule, or if such reimbursement changes for Aranesp® in this setting may impact reimbursement in other settings, by other payors, or for our other products. The hospital outpatient Medicare setting accounted for approximately 10% of our U.S. revenues of Aranesp® for the year ended December 31, 2002. U.S. sales of Aranesp® for the year ended December 31, 2002 were $284.7 million.

NEUPOGEN®/Neulasta™ In January 2002, Neulasta™ was approved in the United States to decrease the incidence of infection, as manifested by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs associated with a clinically significant incidence of febrile neutropenia. The Company launched Neulasta™ in the United States in April 2002. In August 2002, Neulasta™ was approved in Europe for the reduction in the duration of neutropenia and the incidence of febrile neutropenia in patients with cytotoxic chemotherapy for malignancy. In January 2003, the Company commenced launching Neulasta™ in Europe on a country-by-country basis as reimbursement has been established.

NEUPOGEN® is approved in the United States to: decrease the incidence of infection, as manifested by febrile neutropenia, in chemotherapy patients with non-myeloid malignancies (the same use for which Neulasta™ is approved); to reduce the duration of neutropenia for patients undergoing myeloablative therapy followed by bone marrow transplantation; to reduce the incidence and duration of neutropenia-related consequences in patients with severe chronic neutropenia; for use in mobilization of peripheral blood progenitor cells for stem cell transplantation; and to reduce the recovery time of neutrophils and the duration of fever following chemotherapy treatment in patients being treated for acute myelogenous leukemia. NEUPOGEN® is approved in Europe, Canada, and Australia for these same indications as well as for the treatment of neutropenia in HIV patients receiving antiviral and/or other myelosuppressive medications.

The Company believes future NEUPOGEN® and Neulasta™ sales growth will depend on penetration of existing markets, the conversion of NEUPOGEN® patients to Neulasta™, patient population growth, price increases, the effects of competitive products or therapies, the development of new treatments for cancer, and changes in foreign currency exchange rates. In addition, future worldwide sales growth may be affected by cost containment pressures from governments and private insurers on health care providers, as well as the availability of reimbursement by third-party payors, including governments and private insurance plans. Further, chemotherapy treatments that are less myelosuppressive may require less NEUPOGEN®/Neulasta™. NEUPOGEN® competes with Neulasta™ in the United States and Europe. The Company believes that U.S. NEUPOGEN® sales have and will continue to be adversely impacted by the launch of Neulasta™, however the Company cannot accurately predict the extent to which healthcare providers will use Neulasta™ instead of NEUPOGEN® or the timing of this conversion.

ENBREL® As a result of the Immunex acquisition in July 2002, the Company acquired the rights to ENBREL® in the United States and Canada. ENBREL® is approved in the United States for: the reduction of the signs and symptoms in patients with moderately to severely active rheumatoid arthritis ("RA"); treating moderately to severely active polyarticular-course juvenile RA in patients who have had an inadequate response to one or more disease modifying antirheumatic drugs; inhibiting the progression of structural damage in patients with moderately to severely active RA; and for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis. The Company believes that future sales of ENBREL® will depend on: limits on the current supply of and sources of ENBREL®, penetration of existing and new market opportunities, the availability and extent of reimbursement by third-party payors, the effects of competing products or therapies, and any potential adverse developments discovered with respect to ENBREL®'s safety.

ENBREL® is currently marketed in the United States and Canada under a co-promotion agreement with Wyeth and, accordingly, Wyeth receives a share of the profits from sales of ENBREL®. In late December 2002, the FDA approved the manufacturing facility and the related third-party fill and finish facilities. Because of these plant approvals, additional supply of ENBREL® is available to patients.

Trends expected to impact future operations

Future operating results of the Company may be impacted by a number of factors. The following trends in our business are expected to impact our future liquidity and results of operations:

- combined NEUPOGEN® and Neulasta™ sales are expected to increase; however, U.S. NEUPOGEN® sales are expected to continue to decrease due to conversion of patients to Neulasta™
- cost of sales as a percentage of product sales is expected to continue to increase due to higher manufacturing and royalty expense for ENBREL®
- SG&A expenses are expected to continue to be impacted by seasonal trends in the fourth quarter that increase expenses over the three prior quarters
- non-cash amortization expense of acquired identifiable intangible assets, principally related to ENBREL®, will be approximately $340 million, pre-tax, on an annual basis

Forward looking statements and factors that may affect Amgen

This report and other documents we file with the Securities and Exchange Commission ("SEC") contain forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business or others on our behalf, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, and conference calls. Words such as "expect," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "believe," "seek," "estimate," "should," "may," "assume," "continue", variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. We have based our forward looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward looking statements. Reference is made in particular to forward looking statements regarding product sales, expenses, earnings per share, liquidity and capital resources, and trends. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions, or otherwise.

The following items are representative of the risks, uncertainties and assumptions that could affect the outcome of the forward looking statements.

Our sales depend on payment and reimbursement from third-party payors, and a reduction in the payment rate or reimbursement could result in decreased use or sales of our products.

In both domestic and foreign markets, sales of our products are dependent, in part, on the availability of reimbursement from third-party payors such as state and federal governments, under programs such as Medicare and Medicaid in the United States, and private insurance plans. Medicare does not cover prescriptions for ENBREL®. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the United States, there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales. Further, when a new therapeutic product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our recently approved products or product candidates, including those at a late stage of development, and current reimbursement policies for marketed products may change at any time; we believe that sales of Aranesp® and Neulasta™ are and will be affected by government and private payor reimbursement policies. Effective January 1, 2003, CMS instituted certain changes to its payment system that included a rule setting a significantly reduced reimbursement rate for Aranesp® for Medicare patients in the hospital outpatient setting. While we believe that this new rule is based on inaccurate information, we cannot predict whether we will be successful in correcting inaccuracies underlying this rule, or if such reimbursement changes for Aranesp® in this setting may impact reimbursement in other settings, by other payors or for our other products.

If reimbursement for our marketed products changes adversely or if we fail to obtain adequate reimbursement for our other current or future products, health care providers may limit how much or under what circumstances they will administer them, which could reduce the use of our products or cause us to reduce the price of our products. This could result in lower product sales or revenues which could have a material adverse effect on us and our results of operations. For example, in the United States the use of EPOGEN® in connection with treatment for end stage renal disease is funded primarily by the U.S. federal government. In early

1997, CMS instituted a reimbursement change for EPOGEN® which materially and adversely affected our EPOGEN® sales until the policies were revised.

Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval.

We conduct research, preclinical testing, and clinical trials and we manufacture and contract manufacture our product candidates. We also manufacture and contract manufacture, price, sell, distribute, and market or co-market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the United States, such as the FDA and CMS, as well as in foreign countries, including Europe. Currently, we are required in the United States and in foreign countries to obtain approval from those countries' regulatory authorities before we can market and sell our products in those countries. In our experience, obtaining regulatory approval is costly and takes many years, and after it is obtained, it remains costly to maintain. The FDA and other U.S. and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval, require changes in labeling of our products and mandate product withdrawals. All of our marketed products are currently approved in the United States and most are approved in Europe and in other foreign countries for specific uses. We currently manufacture and market all our approved products, and we plan to manufacture and market many of our potential products. Even though we have obtained regulatory approval for our marketed products, these products and our manufacturing processes are subject to continued review by the FDA and other regulatory authorities. In addition, ENBREL® is manufactured both by us at our Rhode Island manufacturing facility and by a third-party contract manufacturer, BI Pharma, and fill and finish of bulk product produced at our Rhode Island manufacturing facility is done by third-party service providers. BI Pharma and these third-party service providers are subject to FDA regulatory authority. See "— Our sources of supply for ENBREL® are limited." In addition, later discovery of unknown problems with our products or manufacturing processes or those of our contract manufacturers or third-party service providers could result in restrictions on such products or manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we or our contract manufacturers or third-party service providers have violated regulations or if they restrict, suspend, or revoke our prior approvals, they could prohibit us from manufacturing or selling our marketed products until we or our contract manufacturers or third-party service providers comply or indefinitely. In addition, if regulatory authorities determine that we have not complied with regulations in the research and development of a product candidate, then they may not approve the product candidate and we will not be able to market and sell it. If we are unable to market and sell our products or product candidates, our business and results of operations would be materially and adversely affected.

If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in present and future intellectual property litigation, our business could be adversely affected.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific, and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies' patents. Third parties may challenge, invalidate, or circumvent our patents and patent applications relating to our products, product candidates, and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents. For certain of our product candidates, there are third parties who have patents or pending patents that they may claim prevent us from commercializing these product candidates in certain territories. Patent disputes are frequent, costly and can preclude commercialization of products. We are currently, and in the future may be, involved in patent litigation. For example, we are involved in ongoing patent infringement lawsuits against Transkaryotic Therapies, Inc. ("TKT") and Aventis with respect to our erythropoietin patents. If we ultimately lose these or other litigations we could be subject to competition and/or significant liabilities, we could be required to enter into third-party licenses for the infringed product or technology, or we could be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us.

Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. We have filed applications for a number of patents and have been granted patents or obtained rights relating to erythropoietin, recombinant G-CSF, darbepoetin alfa, pegfilgrastim, etanercept, and our other products and potential products. We market our erythropoietin, recombinant G-CSF, darbepoetin alfa, pegfilgrastim, and etanercept products as EPOGEN®, NEUPOGEN®, Aranesp®, Neulasta™, and ENBREL®, respectively. In the United States, we have been issued or obtained rights to several patents relating to erythropoietin that generally cover DNA and host cells, processes for making erythropoietin, various product claims to erythropoietin, cells that make levels of erythropoietin, and pharmaceutical compositions of erythropoietin. We have also been issued or obtained rights to U.S. patents relating to G-CSF that cover aspects of DNA, vectors, cells, processes, polypeptides, methods of treatment using G-CSF polypeptides, methods of enhancing bone marrow transplantation and treating burn wounds, methods for recombinant production of G-CSF, and analogs of G-CSF. We have been issued or obtained rights to U.S. and European patents pertaining to pegfilgrastim (pegylated G-CSF). We also have been granted or obtained rights to a patent in Europe relating to erythropoietin, a patent in Europe relating to G-CSF, two patents in Europe relating to darbepoetin alfa and hyperglycosylated erythropoietic proteins, and a patent in the United States and a patent in Europe relating to anakinra. We have been granted or have obtained rights to patents relating to etanercept in the United States that generally cover DNA (issued in 1995 and 2000); products (issued in 1999 and 2001); and processes for using (issued 1997). These patents have varying expiration dates, with the latest United States etanercept related patent expiring in 2014. We have been granted or have obtained rights to patents relating to etanercept in Europe. The latest European patent relating to etanercept expires in 2011.

Limits on supply for ENBREL® may constrain ENBREL® sales.

U.S. and Canadian supply of ENBREL® is impacted by many manufacturing and production variables, such as the timing and actual number of production runs, production success rate, bulk drug yield, and the timing and outcome of product quality testing. For example, in the second quarter of 2002, Immunex Corporation, (the prior owner of ENBREL®), experienced a brief period where no ENBREL® was available to fill patient prescriptions, primarily due to variation in the expected production yield from BI Pharma. Once supply of ENBREL® became available, Immunex resumed filling orders on a first come, first served basis. If we are at any time unable to provide an uninterrupted supply of ENBREL® to patients, we may lose patients, physicians may elect to prescribe competing therapeutics instead of ENBREL®, our ENBREL® sales will be adversely affected, any of which could materially and adversely affect our results of operations. See "—We are dependent on third parties for a significant portion of our supply and the fill and finish of ENBREL®." and "— Our sources of supply for ENBREL® are limited."

We are dependent on third parties for a significant portion of our supply and the fill and finish of ENBREL®.

We currently manufacture ENBREL® at our Rhode Island manufacturing facility. However, we also depend on third parties for a significant portion of our ENBREL® supply as well as for the fill and finish of ENBREL® that we manufacture. BI Pharma is currently our sole third-party supplier of ENBREL®; accordingly, our U.S. and Canadian supply of ENBREL® is currently significantly dependent on BI Pharma's production schedule for ENBREL®. We would be unable to produce ENBREL® in sufficient quantities to substantially offset shortages in BI Pharma's scheduled production if BI Pharma or other third-party manufacturers used for ENBREL® production were to cease or interrupt production or services or otherwise fail to supply materials, products, or services to us for any reason, including due to labor shortages or disputes, due to regulatory requirements or action, or due to contamination of product lots or product recalls. This in turn could materially reduce our ability to satisfy demand for ENBREL®, which could materially and adversely affect our operating results. Factors that will affect our actual supply of ENBREL® at any time include, without limitation, the following:

- BI Pharma does not produce ENBREL® continuously; rather, it produces the drug through a series of periodic campaigns throughout the year. The amount of commercial inventory available to us at any time depends on a variety of factors, including the timing and actual number of BI Pharma's production runs, level of production yields and success rates, timing and outcome of product quality testing, and the amount of vialing capacity.
- BI Pharma schedules the vialing production runs for ENBREL® in advance, based on the expected timing and yield of bulk drug production runs. Therefore, if BI Pharma realizes production yields beyond expected levels, or provides additional manufacturing capacity of ENBREL®, it may not have sufficient vialing capacity for all of the ENBREL® bulk drug that it produces. As a result, even if we are able to increase our supply of ENBREL® bulk drug, BI Pharma may not be able to fill and finish the extra bulk drug in time to prevent any supply interruptions.

In addition, we are dependent on third parties for fill and finish of ENBREL® bulk drug manufactured at our Rhode Island facility. If third-party fill and finish service providers are unable to provide sufficient capacity or otherwise unable to provide services to us, then supply of ENBREL® could be adversely affected. See "—Limits on supply for ENBREL® may constrain ENBREL® sales." and "— Our sources of supply for ENBREL® are limited."

Our sources of supply for ENBREL® are limited.

ENBREL® supply for the United States and Canada is produced by us at our Rhode Island facility and by BI Pharma, currently our sole source third-party supplier. See "—We are dependent on third parties for a significant portion of our supply and the fill and finish of ENBREL®." In addition, our current plan includes construction of a new large-scale cell culture commercial manufacturing facility at the site of the current Rhode Island manufacturing facility. We have entered into a manufacturing agreement with Genentech, Inc. ("Genentech") to produce ENBREL® at Genentech's manufacturing facility in South San Francisco, California. The manufacturing facility is subject to FDA approval, which the parties hope to obtain in 2004. Under the terms of the agreement, Genentech will produce ENBREL® through 2005, with an extension through 2006 by mutual agreement. In addition, Wyeth is constructing a new manufacturing facility in Ireland, which is expected to increase the U.S. and Canadian supply of ENBREL®. If additional manufacturing capacity at the Rhode Island site, or pursuant to the Genentech agreement, or if the Ireland manufacturing facility is not completed, or if these manufacturing facilities do not receive FDA approval before we encounter supply constraints, our ENBREL® sales would be restricted which could have a material adverse effect on our results of operations.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. For example, ENBREL® competes in certain circumstances with rheumatoid arthritis products marketed by Abbott Laboratories/Knoll, Centocor Inc./Johnson & Johnson, Aventis, Pharmacia, and Merck as well as the generic drug methotrexate and may face competition from potential therapies being developed by Biogen, among others. Further, we believe that some of our newly approved products and late stage product candidates may face competition when and as they are approved and marketed. For example, in the United States, Aranesp® competes with an Epoetin alfa product marketed by Johnson & Johnson in certain anemia markets and Kineret® competes in certain circumstances with rheumatoid arthritis products marketed by Abbott Laboratories/Knoll, Centocor Inc./Johnson & Johnson and others. Additionally, some of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations may have greater clinical, research, regulatory, manufacturing, and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop, and market new products.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for fill, finish, and packaging of our products are provided by single-source unaffiliated third-party suppliers. Certain of these raw materials, medical devices, and components are the proprietary products of these unaffiliated third-party suppliers and, in some cases, such proprietary products are specifically cited in our drug application with the FDA so that they must be obtained from that specific sole source and could not be obtained from another supplier unless and until the FDA approved that other supplier. We would be unable to obtain these raw materials, medical devices, or components for an indeterminate period of time if these third-party single suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could materially and adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

Also, certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including bovine serum and human serum albumin, or HSA. We are investigating screening procedures with respect to certain biological sources and alternatives to them. Such raw materials may be subject to contamination and/or recall. A material shortage, contamination, and/or recall could adversely impact or disrupt our commercial manufacturing of our products or could result in a mandated withdrawal of our products from the market. This too, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

Our product development efforts may not result in commercial products.

We intend to continue an aggressive research and development program. Successful product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

- the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results
- the product candidate was not effective in treating a specified condition or illness
- the product candidate had harmful side effects on humans
- the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use
- the product candidate was not economical for us to manufacture and commercialize
- other companies or people have or may have proprietary rights to our product candidate, such as patent rights, and will not let us sell it on reasonable terms, or at all
- the product candidate is not cost effective in light of existing therapeutics

Several of our product candidates have failed at various stages in the product development process, including Brain Derived Neurotrophic Factor ("BDNF") and Megakaryocyte Growth and Development Factor ("MGDF"). For example, in 1997, we announced the failure of BDNF for the treatment of amyotrophic lateral sclerosis, or Lou Gehrig's Disease, because the product candidate, when administered by injection, did not produce acceptable clinical results for a specific use after a phase 3 trial, even though BDNF had progressed successfully through preclinical and earlier clinical trials. In addition, in 1998, we discontinued development of MGDF, a novel platelet growth factor, at the phase 3 trial stage after several people in platelet donation trials developed low platelet counts and neutralizing antibodies. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians, and others which may delay, limit, or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval. See "—Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval."

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.

If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

For example, because ENBREL® has only been marketed since 1998, its long-term effects on the development or course of serious infection, malignancy, and autoimmune disease are largely unknown and more rarely occurring side effects may not be known. In May 1999, Immunex announced an update to the package insert for ENBREL® to advise doctors not to start using ENBREL® in patients who have an active infection, and for doctors to exercise caution when considering using ENBREL® in patients with a history of recurring infections or with underlying conditions that may predispose patients to infections. In October 2000, Immunex again revised the package insert for ENBREL® in response to spontaneous adverse events reported to Immunex, including rare cases of hematologic and central nervous system disorders. The causal relationship between these adverse events and therapy with ENBREL® remains unclear. In January 2001, Immunex revised the package insert for ENBREL® to advise doctors that rare cases of central nervous system disorders, including seizures, and rare cases of tuberculosis have also been reported in patients using ENBREL®. It is possible that additional spontaneous adverse events will be reported to us as experience with ENBREL® continues. If we or others identify new adverse events for patients treated with ENBREL®, additional precautions, warnings, or other changes in the label for ENBREL® may be required.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management's attention, and adversely affect our reputation and the demand for our products.

Our operating results may fluctuate, and this fluctuation could cause financial results to be below expectations.

Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses, we assume that revenues will continue to grow; however, some of our operating expenses are fixed in the short term. Because of this, even a relatively small revenue shortfall may cause a period's results to be below our expectations or projections. A revenue shortfall could arise from any number of factors, some of which we cannot control. For example, we may face:

- lower than expected demand for our products
- inability to provide adequate supply of our products
- changes in the government's or private payors' reimbursement policies for our products
- changes in wholesaler buying patterns
- increased competition from new or existing products
- fluctuations in foreign currency exchange rates
- changes in our product pricing strategies

Of these, we would only have control over changes in our product pricing strategies and, of course, there may be other factors that affect our revenues in any given period.

We plan to grow rapidly, and if we fail to adequately manage that growth our business could be adversely impacted.

We have an aggressive growth plan that includes substantial and increasing investments in research and development, sales and marketing and facilities. Our plan has a number of risks, some of which we cannot control. For example:

- we will need to generate higher revenues to cover a higher level of operating expenses, and our ability to do so may depend on factors that we do not control
- we will need to attract and assimilate a large number of new employees
- we will need to manage complexities associated with a larger and faster growing organization
- we will need to accurately anticipate demand for the products we manufacture and maintain adequate manufacturing capacity, and our ability to do so may depend on factors that we do not control

Of course, there may be other risks and we cannot guarantee that we will be able to successfully manage these or other risks.

Our stock price is volatile, which could adversely affect your investment.

Our stock price, like that of other biotechnology companies, is highly volatile. For example, in the fifty-two weeks prior to December 31, 2002, the trading price of our common stock has ranged from a high of $62.94 per share to a low of $30.57 per share. Our stock price may be affected by such factors as:

- clinical trial results
- adverse developments regarding the safety or efficacy of our products
- actual or anticipated product supply constraints
- product development announcements by us or our competitors
- regulatory matters
- announcements in the scientific and research community
- intellectual property and legal matters
- changes in reimbursement policies or medical practices
- broader industry and market trends unrelated to our performance

In addition, if our revenues or earnings in any period fail to meet the investment community's expectations, there could be an immediate adverse impact on our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.

The development, manufacturing, pricing, sales, and reimbursement of our products, together with our general operations, is subject to extensive federal and state regulation. See "—Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval." and "—We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market." While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state regulations. If we fail to comply with any of these regulations a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, or other sanctions or litigation.

Our marketing of ENBREL® will be dependent in part upon Wyeth.

Under the amended and restated co-promotion agreement, we and Wyeth market and sell ENBREL® in the United States and Canada. An ENBREL® management committee comprised of an equal number of representatives from us and Wyeth is responsible for overseeing the marketing and sales of ENBREL®, including strategic planning, approval of an annual marketing plan, product pricing, and establishing an ENBREL® brand team. The ENBREL® brand team, with equal representation from us and Wyeth, will prepare and implement the annual marketing plan and will be responsible for all sales activities. If Wyeth fails to market ENBREL® effectively or if we and Wyeth fail to coordinate our efforts effectively, our sales of ENBREL® may be adversely affected.

Guidelines and recommendations published by various organizations can reduce the use of our products.

Government agencies promulgate regulations and guidelines directly applicable to us and to our products. However, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, and use of concomitant therapies. Organizations like these have in the past made recommendations about our products. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or stockholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market prices for our common stock.

We may not realize all of the anticipated benefits of our merger with Immunex.

On July 15, 2002, we merged with Immunex Corporation. The success of our merger with Immunex will depend, in part, on our ability to realize the anticipated synergies, cost savings, and growth opportunities from integrating the businesses of Immunex with the businesses of Amgen. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of Immunex. The integration of two independent companies is a complex, costly, and time-consuming process. The difficulties of combining the operations of the companies include, among others:

- consolidating research and development and manufacturing operations
- retaining key employees
- consolidating corporate and administrative infrastructures
- coordinating sales and marketing functions
- preserving ours and Immunex's research and development, distribution, marketing, promotion, and other important relationships
- minimizing the diversion of management's attention from ongoing business concerns
- coordinating geographically separate organizations

In addition, even if we are able to integrate Immunex's operations successfully, this integration may not result in the realization of the full benefits of the synergies, cost savings, or sales and growth opportunities that we expect or that these benefits will be achieved within the anticipated time frame. For example, the elimination of significant duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies. We cannot assure you that the integration of Immunex with us will result in the realization of the full benefits anticipated by us to result from the merger. Our failure to achieve these benefits could have a material adverse effect on our results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest income earned on the Company's investment portfolio is generally affected by changes in the general level of U.S. interest rates. In 2001, the Company entered into interest rate swap agreements on a portion of its available-for-sale investment portfolio, effectively converting these fixed income investments to variable income investments. The Company's short-term borrowings bear interest at variable rates and therefore, changes in U.S. interest rates affect interest expense incurred thereon. Changes in interest rates do not affect interest expense incurred on the Company's medium and long-term notes and Convertible Notes because they bear interest at fixed rates. The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's investment portfolio and debt obligations, the tables present principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, the Company has assumed its available-for-sale debt securities, comprised primarily of corporate debt instruments and treasury securities, are similar enough to aggregate those securities for presentation purposes. For the interest rate swaps, the tables present the notional amount and weighted-average interest rates by contractual maturity date. The notional amount is used to calculate the contractual cash flows to be exchanged under the contract.

Interest Rate Sensitivity

Principal Amount by Expected Maturity as of December 31, 2002

(Dollars in millions) Average Interest Rate	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 12/31/02
Available-for-sale debt securities	$2,171.3	$1,072.8	$1,009.9	$164.9	$ 29.6	$ 3.0	$4,451.5	$4,534.7
Interest rate	1.1%	4.8%	5.4%	5.1%	4.3%	6.8%		
Commercial paper obligations	$ 100.0	—	—	—	—	—	$ 100.0	$ 100.0
Interest rate	1.4%	—	—	—	—	—		
Medium and long-term notes	$ 23.0	—	—	—	$100.0	$100.0	$ 223.0	$ 273.6
Interest rate	6.2%	—	—	—	6.5%	8.1%		
Convertible Notes[(1)]	—	—	$2,917.8	—	—	—	$2,917.8	$2,913.5
Interest rate	—	—	1.125%	—	—	—		
Interest rate swaps related to available-for-sale debt securities:								
Pay fixed/receive variable	$ 128.2	$ 80.7	$ 120.0	$ 40.0	—	—	$ 368.9	$ (14.9)
Average pay rate	2.9%	3.9%	4.2%	4.5%	—	—		
Average receive rate	1.4%	1.4%	1.4%	1.4%	—	—		

[(1)] Holders of the Convertible Notes may require the Company to purchase all or a portion of the notes on specific dates as early as March 1, 2005 at the original issuance price plus accrued original issue discount ("accreted value") through the purchase date. The amount above represents the accreted value on March 1, 2005. The accreted value based on the 30-year contractual maturity is $3,950.0 million. In the event the Company is required to repurchase the notes, it may choose to pay the purchase price in cash and/or shares of common stock.

Interest Rate Sensitivity

Principal Amount by Expected Maturity as of December 31, 2001

(Dollars in millions) Average Interest Rate	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 12/31/01
Available-for-sale debt securities	$1,466.9	$362.9	$390.6	$163.9	$115.0	—	$2,499.3	$2,568.0
Interest rate	4.4%	6.6%	5.8%	7.0%	5.1%	—		
Commercial paper obligations	$ 100.0	—	—	—	—	—	$ 100.0	$ 100.0
Interest rate	1.9%	—	—	—	—	—		
Medium and long-term notes	—	$ 23.0	—	—	—	$200.0	$ 223.0	$ 244.9
Interest rate	—	6.2%	—	—	—	7.3%		
Interest rate swaps related to available-for-sale debt securities:								
Pay fixed/receive variable	—	$153.7	$144.2	$120.0	$ 40.0	—	$ 457.9	$ 1.4
Average pay rate	—	2.9%	3.8%	4.2%	4.5%	—		
Average receive rate	—	2.0%	2.0%	2.0%	2.0%	—		

The Company is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in small capitalization stocks in the biotechnology industry sector. In 2001, the Company entered into equity forward contracts to hedge against changes in the fair market value of a portion of its equity investment portfolio. At December 31, 2002 and 2001, the fair value of the unhedged portion of its equity securities was $82.8 million and $133.4 million, respectively. For the years ended December 31, 2002 and 2001, an adverse change in equity prices of 45% would result in a decrease of approximately $37.3 million and $60.0 million, respectively, in the fair value of the unhedged portion of the Company's equity securities. Price volatility for equity investments is based on the volatility of a relevant market index for small capitalization stocks in the biotechnology sector.

The Company did not have material exposures to changes in foreign currency exchange rates related to its foreign currency forward contracts outstanding at December 31, 2002 and 2001.

Consolidated Statements of Operations

(In millions, except per share data)

Years ended December 31,	2002	2001	2000
Revenues:			
Product sales	$ 4,991.2	$3,511.0	$3,202.2
Corporate partner revenues	200.3	252.0	246.2
Royalty income	331.5	252.7	181.0
Total revenues	5,523.0	4,015.7	3,629.4
Operating expenses:			
Cost of sales	735.7	443.0	408.4
Research and development	1,116.6	865.0	845.0
Selling, general and administrative	1,462.1	970.7	826.9
Write-off of acquired in-process research and development	2,991.8	—	30.1
Amortization of acquired intangible assets	155.2	—	—
(Earnings) loss of affiliates, net	(12.6)	2.7	23.9
Other items, net	(141.3)	203.1	(48.9)
Total operating expenses	6,307.5	2,484.5	2,085.4
Operating (loss) income	(784.5)	1,531.2	1,544.0
Other income (expense):			
Interest and other income, net	144.2	168.7	146.2
Interest expense, net	(44.2)	(13.6)	(15.9)
Total other income	100.0	155.1	130.3
(Loss) income before income taxes	(684.5)	1,686.3	1,674.3
Provision for income taxes	707.4	566.6	535.8
Net (loss) income	$(1,391.9)	$1,119.7	$1,138.5
(Loss) earnings per share:			
Basic	$ (1.21)	$ 1.07	$ 1.11
Diluted	$ (1.21)	$ 1.03	$ 1.05
Shares used in calculation of (loss) earnings per share:			
Basic	1,153.5	1,045.5	1,029.6
Diluted	1,153.5	1,084.4	1,084.7

See accompanying notes.

Consolidated Balance Sheets

(In millions, except per share data)

December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,851.7	$ 689.1
Marketable securities	2,812.2	1,973.1
Trade receivables, net of allowance for doubtful accounts of $22.9 in 2002 and $21.4 in 2001	752.4	497.2
Inventories	544.9	355.6
Other current assets	442.3	343.6
Total current assets	6,403.5	3,858.6
Property, plant, and equipment at cost, net	2,813.5	1,946.1
Intangible assets, net	4,801.9	34.1
Goodwill	9,871.1	97.2
Other assets	566.3	507.1
	$24,456.3	$6,443.1
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 254.6	$ 136.7
Accrued liabilities	1,151.7	766.3
Current portion of debt	122.9	99.9
Total current liabilities	1,529.2	1,002.9
Deferred tax liabilities	1,593.4	—
Long-term debt	3,047.7	223.0
Stockholders' equity:		
Preferred stock; $0.0001 par value; 5.0 shares authorized; none issued or outstanding	—	—
Common stock and additional paid-in capital; $0.0001 par value; 2,750.0 shares authorized; outstanding – 1,289.1 shares in 2002 and 1,045.8 shares in 2001	19,344.3	3,474.1
(Accumulated deficit)/retained earnings	(1,125.5)	1,686.8
Accumulated other comprehensive income	67.2	56.3
Total stockholders' equity	18,286.0	5,217.2
	$24,456.3	$6,443.1

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In millions)

Years ended December 31, 2002, 2001, and 2000	Number of shares	Common stock and additional paid-in capital	(Accumulated deficit)/ retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1999	1,017.9	$ 2,072.3	$ 966.0	$(14.8)	$ 3,023.5
Comprehensive income:					
Net income	—	—	1,138.5	—	1,138.5
Other comprehensive income, net of tax:					
Unrealized gains on securities, net of reclassification adjustments	—	—	—	99.0	99.0
Foreign currency translation adjustments	—	—	—	(21.6)	(21.6)
Total other comprehensive income	—	—	—	—	77.4
Comprehensive income	—	—	—	—	1,215.9
Issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	29.1	333.7	—	—	333.7
Tax benefits related to employee stock options	—	376.6	—	—	376.6
Issuance of common stock for the acquisition of Kinetix Pharmaceuticals, Inc	2.6	164.7	—	—	164.7
Repurchases of common stock	(12.2)	—	(799.9)	—	(799.9)
Balance at December 31, 2000	1,037.4	2,947.3	1,304.6	62.6	4,314.5
Comprehensive income:					
Net income	—	—	1,119.7	—	1,119.7
Other comprehensive loss, net of tax:					
Unrealized losses on securities, net of reclassification adjustments	—	—	—	(6.7)	(6.7)
Foreign currency translation adjustments	—	—	—	0.4	0.4
Total other comprehensive loss	—	—	—	—	(6.3)
Comprehensive income	—	—	—	—	1,113.4
Issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	21.1	282.3	—	—	282.3
Tax benefits related to employee stock options	—	244.5	—	—	244.5
Repurchases of common stock	(12.7)	—	(737.5)	—	(737.5)
Balance at December 31, 2001	1,045.8	3,474.1	1,686.8	56.3	5,217.2
Comprehensive loss:					
Net loss	—	—	(1,391.9)	—	(1,391.9)
Other comprehensive income, net of tax:					
Unrealized losses on securities, net of reclassification adjustments	—	—	—	(17.3)	(17.3)
Foreign currency translation adjustments	—	—	—	28.2	28.2
Total other comprehensive income	—	—	—	—	10.9
Comprehensive loss	—	—	—	—	(1,381.0)
Issuance of common stock for the acquisition of Immunex Corporation	244.6	14,313.0	—	—	14,313.0
Fair value of options assumed from Immunex	—	870.2	—	—	870.2
Issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	26.7	435.4	—	—	435.4
Tax benefits related to employee stock options	—	251.6	—	—	251.6
Repurchases of common stock	(28.0)	—	(1,420.4)	—	(1,420.4)
Balance at December 31, 2002	1,289.1	$19,344.3	$(1,125.5)	$ 67.2	$18,286.0

See accompanying notes.

Consolidated Statements of Cash Flows

(In millions)

Years ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net (loss) income	$(1,391.9)	$1,119.7	$1,138.5
Write-off of acquired in-process research and development	2,991.8	—	30.1
Depreciation and amortization	447.3	265.9	211.8
Tax benefits related to employee stock options	251.6	244.5	376.6
Deferred income taxes	174.7	(148.3)	6.6
Other non-cash expenses	24.9	97.8	(8.3)
Cash provided by (used in) changes in operating assets and liabilities, net of acquisitions:			
Trade receivables, net	(121.9)	(123.0)	23.0
Inventories	(101.7)	(85.5)	(120.9)
Other current assets	(5.2)	(31.5)	(51.4)
Accounts payable	11.0	(6.5)	59.8
Accrued liabilities	(31.8)	147.1	(31.2)
Net cash provided by operating activities	2,248.8	1,480.2	1,634.6
Cash flows from investing activities:			
Cash paid for Immunex, net of cash acquired	(1,899.0)	—	—
Proceeds from the sale of the Leukine® business	389.9	—	—
Purchases of property, plant, and equipment	(658.5)	(441.8)	(437.7)
Purchase of certain rights from Roche	(137.5)	—	—
Proceeds from maturities of marketable securities	778.2	490.3	—
Proceeds from sales of marketable securities	1,621.5	301.7	1,067.8
Purchases of marketable securities	(2,952.8)	(918.2)	(1,638.7)
Other	(5.6)	28.4	(27.7)
Net cash used in investing activities	(2,863.8)	(539.6)	(1,036.3)
Cash flows from financing activities:			
Issuance of zero-coupon convertible notes, net of issuance costs	2,764.7	—	—
Net proceeds from issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	427.8	277.7	333.7
Repurchases of common stock	(1,420.4)	(737.5)	(799.9)
Other	5.5	(18.2)	(36.5)
Net cash provided by (used in) financing activities	1,777.6	(478.0)	(502.7)
Increase in cash and cash equivalents	1,162.6	462.6	95.6
Cash and cash equivalents at beginning of period	689.1	226.5	130.9
Cash and cash equivalents at end of period	$ 1,851.7	$ 689.1	$ 226.5

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2002

Note 1. Summary of significant accounting policies

Business

Amgen Inc. ("Amgen" or the "Company") is a global biotechnology company that discovers, develops, manufactures, and markets human therapeutics based on advances in cellular and molecular biology.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as affiliated companies in which the Company has a controlling financial interest and exercises control over their operations ("majority controlled affiliates"). All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliated companies which are 50% or less owned and where the Company exercises significant influence over operations are accounted for using the equity method. All other equity investments are accounted for under the cost method. The caption "(Earnings) loss of affiliates, net" includes Amgen's equity in the operating results of affiliated companies and the minority interest others hold in the operating results of Amgen's majority controlled affiliates. On July 15, 2002, the Company completed its acquisition of Immunex Corporation ("Immunex") (see Note 3, "Immunex acquisition"). In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", Amgen has included in its results of operations for the year ended December 31, 2002, the results of operations of Immunex from July 16, 2002.

Cash and cash equivalents

The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash, and which mature within three months from date of purchase.

Available-for-sale securities

The Company considers its investment portfolio and marketable equity investments available-for-sale as defined in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, these investments are recorded at fair value (see Note 10, "Fair values of financial instruments"). For the years ended December 31, 2002, 2001, and 2000, realized gains totaled $18.5 million, $13.3 million, and $32.4 million, respectively, and realized losses totaled $14.4 million, $21.7 million, and $2.5 million, respectively. The cost of securities sold is based on the specific identification method. The fair values of available-for-sale investments by type of security, contractual maturity, and classification in the balance sheets are as follows (in millions):

December 31, 2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Type of security:				
Corporate debt securities	$1,708.7	$ 77.3	$(0.2)	$1,785.8
U.S. Treasury securities and obligations of U.S. government agencies	924.8	17.7	—	942.5
Other interest bearing securities	1,806.8	1.0	(1.4)	1,806.4
Total debt securities	4,440.3	96.0	(1.6)	4,534.7
Equity securities	68.9	60.6	(2.7)	126.8
	$4,509.2	$156.6	$(4.3)	$4,661.5

December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Type of security:				
Corporate debt securities	$1,207.7	$ 50.8	$(1.4)	$1,257.1
U.S. Treasury securities and obligations of U.S. government agencies	601.3	12.1	(0.2)	613.2
Other interest bearing securities	697.6	1.1	(1.0)	697.7
Total debt securities	2,506.6	64.0	(2.6)	2,568.0
Equity securities	58.3	117.9	(0.3)	175.9
	$2,564.9	$181.9	$(2.9)	$2,743.9

December 31,	2002	2001
Contractual maturity:		
Maturing in one year or less	$2,180.8	$1,480.1
Maturing after one year through three years	2,133.6	785.2
Maturing after three years	220.3	302.7
Total debt securities	4,534.7	2,568.0
Equity securities	126.8	175.9
	$4,661.5	$2,743.9
Classification in balance sheets:		
Cash and cash equivalents	$1,851.7	$ 689.1
Marketable securities	2,812.2	1,973.1
Other assets — noncurrent	166.8	215.9
	4,830.7	2,878.1
Less cash	(169.2)	(134.2)
	$4,661.5	$2,743.9

The primary objectives for the Company's fixed income investment portfolio are liquidity and safety of principal. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company's investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method. Inventories consist of raw materials, work in process, and finished goods for currently marketed products. Inventories are shown net of applicable reserves and allowances. Inventories consisted of the following (in millions):

December 31,	2002	2001
Raw materials	$ 76.9	$ 21.9
Work in process	360.0	266.7
Finished goods	108.0	67.0
	$544.9	$355.6

In the fourth quarter of 2001, the Company recorded a charge of $39.5 million, included in cost of sales, to write-off certain inventory deemed not recoverable.

Depreciation

Depreciation of buildings and equipment is provided over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Useful lives by asset category are as follows:

Asset Category	Years
Buildings and improvements	10-40
Manufacturing equipment	5-12
Laboratory equipment	5-12
Furniture and office equipment	3-12

Property, plant, and equipment

Property, plant, and equipment consisted of the following (in millions):

December 31,	2002	2001
Land	$ 200.4	$ 125.5
Buildings and improvements	1,443.2	1,129.3
Manufacturing equipment	545.4	356.5
Laboratory equipment	477.3	394.3
Furniture and office equipment	1,102.2	894.8
Construction in progress	471.9	209.5
	4,240.4	3,109.9
Less accumulated depreciation and amortization	(1,426.9)	(1,163.8)
	$ 2,813.5	$ 1,946.1

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible assets and goodwill

Intangible assets are recorded at cost, less accumulated amortization. Amortization of intangible assets is provided over their estimated useful lives ranging from 7 to 15 years on a straight-line basis. Goodwill is recorded net of accumulated amortization through December 31, 2001. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002, goodwill is no longer amortized, but is subject to periodic impairment tests. As of December 31, 2002, intangible asset and goodwill balances, net of accumulated amortization were as follows (amounts in millions):

Intangible assets subject to amortization	Weighted average amortization period	Historical cost	Accumulated amortization	Net
Acquired product technology rights:				
Developed product technology	14.5 years	$3,264.5	$108.2	$3,156.3
Core technology	15 years	1,348.3	41.2	1,307.1
Tradename	15 years	190.4	5.8	184.6
		4,803.2	155.2	4,648.0
Other intangible assets	15 years	164.5	10.6	153.9
Total		$4,967.7	$165.8	$4,801.9
Intangible assets not subject to amortization				
Goodwill		$9,878.5	$7.4	$9,871.1

Acquired product technology rights relate to the identifiable intangible assets acquired in connection with the Immunex acquisition. Amortization of acquired product technology rights is included in "Amortization of acquired intangible assets" in the accompanying consolidated statements of operations. Other intangible assets primarily consist of rights related to the commercialization of certain products (see Note 12, "Acquisition of certain rights from Roche"). Amortization of other intangible assets is principally included in "Selling, general and administrative" expense in the accompanying consolidated statements of operations.

Product sales

Product sales primarily consist of sales of EPOGEN® (Epoetin alfa), Aranesp® (darbepoetin alfa), NEUPOGEN® (Filgrastim), Neulasta™ (pegfilgrastim), and, commencing July 16, 2002, ENBREL® (etanercept).

The Company has the exclusive right to sell Epoetin alfa for dialysis, certain diagnostics and all non-human, non-research uses in the United States. The Company sells Epoetin alfa under the brand name EPOGEN®. Amgen has granted to Ortho Pharmaceutical Corporation (which has assigned its rights under the product license agreement to Ortho Biotech Products, L.P.), a subsidiary of Johnson & Johnson ("Johnson & Johnson"), a license relating to Epoetin alfa for sales in the United States for all human uses except dialysis and diagnostics. The license agreement, which is perpetual, can be terminated upon mutual agreement of the parties, or default. Pursuant to this license, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes referred to as "spillover". Accordingly, Amgen does not recognize product sales it makes into the exclusive market of Johnson & Johnson and does recognize the product sales made by Johnson & Johnson into Amgen's exclusive market. Sales in Amgen's exclusive market are derived from the Company's sales to its customers, as adjusted for spillover. The Company is employing an arbitrated audit methodology to measure each party's spillover based on estimates of and subsequent adjustments thereto of third-party data on shipments to end users and their usage.

Sales of the Company's other products are recognized when shipped and title has passed. Product sales are recorded net of reserves for estimated discounts, incentives, and rebates.

Corporate partner revenues

Corporate partner revenues are primarily comprised of amounts earned from Kirin-Amgen, Inc. ("Kirin-Amgen") for certain research and development ("R&D") activities and are generally earned as the R&D activities are performed and the amounts become due (see Note 2, "Related party transactions"). In addition, corporate partner revenues include license fees and milestone payments associated with collaborations with third parties. Revenue from non-refundable, upfront license fees where the Company has continuing involvement is recognized ratably over the development or agreement period. Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. The Company's collaboration agreements with third parties are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

Royalty income

Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured. Royalty estimates are made in advance of amounts collected using historical and forecasted trends. Pursuant to the license agreement with Johnson & Johnson, noted above, the Company earns a 10% royalty on sales of Epoetin alfa by Johnson & Johnson in the United States.

Advertising costs

Advertising costs are expensed as incurred. For the years ended December 31, 2002, 2001, and 2000, advertising costs were $49.4 million, $26.1 million, and $16.4 million, respectively.

Research and development costs

Research and development expenses are comprised of the following types of costs incurred in performing R&D activities: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services, and other outside costs. Research and development expenses also include such costs related to activities performed on behalf of corporate partners. Research and development costs are expensed as incurred.

Acquired in-process research and development

Costs to acquire in-process research and development ("IPR&D") projects and technologies which have no alternative future use and which have not reached technological feasibility at the date of acquisition are expensed as incurred (see Note 3, "Immunex acquisition"). Acquired IPR&D is considered as part of total R&D expense.

Derivative instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, on January 1, 2001 and its adoption has not had a material effect on the Company's financial statements. SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings. Prior to the adoption of SFAS No. 133, all of the Company's foreign exchange forward contracts were adjusted to fair value through current earnings.

Periodically, the Company enters into foreign currency forward contracts to protect against possible changes in values of certain anticipated foreign currency cash flows, primarily resulting from sales outside the United States. These contracts are designated as cash flow hedges and accordingly, the gains and losses on these forward contracts are reported as a component of other comprehensive income and reclassified into interest and other income, net in the same periods during which the hedged transactions affect earnings. No portions of these foreign currency forward contracts are excluded from the assessment of hedge effectiveness, and there are no ineffective portions of these hedging instruments. At December 31, 2002 and 2001, amounts in accumulated other comprehensive income related to cash flow hedges were not material. The Company also enters into foreign currency forward contracts to reduce exposures to foreign currency fluctuations of certain assets and liabilities denominated in foreign currencies. These forward contracts have not been designated as hedges under SFAS No. 133 and accordingly gains and losses on these foreign currency forward contracts are recognized in interest and other income, net in the current period. During the years ended December 31, 2002 and 2001, gains and losses on these foreign currency forward contracts were not material.

To protect against possible reductions in value of certain of its available-for-sale marketable equity securities and certain available-for-sale fixed income investments, the Company has entered into equity forward contracts and interest rate swap agreements which qualify and are designated as fair value hedges. The gains and losses on the equity forward contracts as well as the offsetting losses and gains on the hedged equity securities are recognized in interest and other income, net in the current period. During the years ended December 31, 2002 and 2001, gains and losses on the portions of these forwards excluded from the assessment of hedge effectiveness and the ineffective portions of these hedging instruments were not material. The terms of the interest rate swap agreements correspond to the related hedged investments. As a result, there is no hedge ineffectiveness. During the years ended December 31, 2002 and 2001, gains and losses on these interest rate swap agreements were fully offset by the losses and gains on the hedged investments.

Interest

Interest costs are expensed as incurred, except to the extent such interest is related to construction in progress, in which case interest is capitalized. Interest costs capitalized for the years ended December 31, 2002, 2001, and 2000, were $8.1 million, $12.7 million, and $12.3 million, respectively. Interest paid during the years ended December 31, 2002, 2001, and 2000, totaled $24.2 million, $26.6 million, and $28.3 million, respectively.

Earnings per share

Basic earnings per share is based upon the weighted-average number of common shares outstanding. Diluted earnings per share is based upon the weighted-average number of common shares and dilutive potential common shares outstanding. Potential common shares are: 1) outstanding options under the Company's employee stock option plans including stock option plans assumed from Immunex, 2) potential issuances of stock under the employee stock purchase plans including the employee stock purchase plan assumed from Immunex, 3) restricted stock (collectively "Dilutive Securities" which are included under the treasury stock method when dilutive), and 4) common shares to be issued under the assumed conversion of outstanding 30-year, zero-coupon senior convertible notes which are included under the if-converted method when dilutive (see Note 8, "Debt"). Diluted earnings per share for the year ended December 31, 2002 excludes the potential common shares outstanding, as their impact is anti-dilutive.

The following table sets forth the computation for basic and diluted (loss) earnings per share (in millions, except per share information):

Years ended December 31,	2002	2001	2000
(Loss) income (Numerator):			
Net (loss) income for basic and diluted EPS	$(1,391.9)	$1,119.7	$1,138.5
Shares (Denominator):			
Weighted-average shares for basic EPS	1,153.5	1,045.5	1,029.6
Effect of Dilutive Securities	—	38.9	55.1
Adjusted weighted-average shares for diluted EPS	1,153.5	1,084.4	1,084.7
Basic (loss) earnings per share	$ (1.21)	$ 1.07	$ 1.11
Diluted (loss) earnings per share	$ (1.21)	$ 1.03	$ 1.05

In 2002, options to purchase 103.0 million shares were outstanding. The weighted average impact of these options was excluded from the computation of diluted earnings per share in 2002 because their effect was anti-dilutive as a result of the net loss. Options to purchase 17.3 million and 10.6 million shares with exercise prices greater than the annual average market prices of common stock were outstanding at December 31, 2001, and 2000, respectively. The weighted average impact of these options was excluded from the respective computations of diluted earnings per share for 2001 and 2000 because their effect was anti-dilutive.

Employee stock option and stock purchase plans

The Company accounts for its employee stock option and stock purchase plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, no stock-based compensation is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time. The following table illustrates the effect on net (loss) income and (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 7, "Employee stock option, stock purchase, and defined contribution plans"):

Years ended December 31,	2002	2001	2000
Net (loss) income	$(1,391.9)	$1,119.7	$1,138.5
Stock based compensation, net of tax	189.8	189.1	103.1
Pro forma net (loss) income	$(1,581.7)	$ 930.6	$1,035.4
(Loss) earnings per share:			
Basic	$ (1.21)	$ 1.07	$ 1.11
Basic — pro forma	$ (1.37)	$ 0.89	$ 1.01
Diluted	$ (1.21)	$ 1.03	$ 1.05
Diluted — pro forma	$ (1.37)	$ 0.86	$ 0.95

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. Under the new rules, the cost to retire assets or remediate property or certain leased assets is capitalized and recognized as an operating expense over the life of the asset. The Company will apply the new rules on accounting for asset retirement obligations in the first quarter of 2003. The impact of adoption of the new standard is not expected to have a material impact on the results of operations or the financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. The impact of adopting this standard has not had a material impact on the results of operations or the financial position of the Company.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2. Related party transactions

The Company owns a 50% interest in Kirin-Amgen, a corporation formed in 1984 with Kirin Brewery Company, Limited ("Kirin") for the development and commercialization of certain products based on advanced biotechnology. Kirin-Amgen has given exclusive licenses to Amgen to manufacture and market certain products including erythropoietin, granulocyte colony-stimulating factor ("G-CSF"), darbepoetin alfa, and pegfilgrastim in certain geographic areas of the world. The Company currently markets certain of these products under the brand names EPOGEN® (erythropoietin), NEUPOGEN® (G-CSF), Aranesp® (darbepoetin alfa), and Neulasta™ (pegfilgrastim). Kirin-Amgen's revenues primarily consist of royalty income related to its licensed technology rights. Kirin-Amgen receives royalty income from Amgen, as well as Kirin, Johnson & Johnson, F. Hoffmann-La Roche Ltd ("Roche"), and others under separate product license agreements for certain geographic areas outside of the United States. During the years ended December 31, 2002, 2001, and 2000, Kirin-Amgen earned royalties from Amgen of $168.2 million, $147.1 million, and $140.8 million, respectively, which are included in "Cost of sales" in the accompanying consolidated statements of operations.

Kirin-Amgen's expenses primarily consist of costs related to research and development activities conducted on its behalf by Amgen and Kirin. Kirin-Amgen pays Amgen and Kirin for such services at negotiated rates. During the years ended December 31, 2002, 2001, and 2000, Amgen earned revenues from Kirin-Amgen of $174.6 million, $210.1 million, and $221.0 million, respectively, for certain research and development activities performed on Kirin-Amgen's behalf, which are included in "Corporate partner revenues" in the accompanying consolidated statements of operations.

At December 31, 2002, Amgen's share of Kirin-Amgen's undistributed retained earnings was approximately $96.5 million.

Note 3. Immunex acquisition

On July 15, 2002, the Company acquired all of the outstanding common stock of Immunex in a transaction accounted for as a business combination. Immunex was a leading biotechnology company dedicated to developing immune system science to protect human health. The Immunex acquisition is expected to further advance Amgen's role as a global biotechnology leader with the benefits of accelerated growth and increased size, product base, product pipeline, and employees. The acquisition is also intended to enhance Amgen's strategic position within the biotechnology industry by strengthening and diversifying its (1) product base and product pipeline in key therapeutic areas, and (2) discovery research capabilities in proteins and antibodies. The results of Immunex's operations have been included in the consolidated financial statements commencing July 16, 2002.

Each share of Immunex common stock outstanding at July 15, 2002 was converted into 0.44 of a share of Amgen common stock and $4.50 in cash. As a result, Amgen issued approximately 244.6 million shares of common stock and paid approximately $2.5 billion in cash to former Immunex shareholders. Amgen also paid Wyeth $25 million at the closing of the merger for the termination of certain Immunex product rights in favor of Wyeth, as specified in the agreement regarding governance and commercial matters. In addition, each employee stock option to purchase Immunex common stock outstanding at July 15, 2002 was assumed by Amgen and converted into an option to purchase Amgen common stock based on the terms specified in the merger agreement. As a result, approximately 22.4 million options to purchase Amgen common stock were assumed, on a converted basis. The acquisition was structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The purchase price of the acquisition was (in millions):

Fair value of Amgen shares issued	$14,313.0
Cash consideration (including payment to Wyeth)	2,526.2
Fair value of Amgen options issued	870.2
Transaction costs	62.4
Total	$17,771.8

The value of the Amgen shares used in determining the purchase price was $58.525 per share based on the average of the closing prices of Amgen common stock for a range of four trading days, two days prior to and two days subsequent to the announcement of the merger on December 16, 2001. The fair values of stock options issued were also determined based on the $58.525 stock price using the Black-Scholes option valuation model assuming an expected weighted average life of 1.5 years, weighted average risk-free rate of 2.1%, volatility of 50%, and no expected dividends.

Purchase price allocation

The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of assets and liabilities acquired amounted to $9,773.9 million and was allocated to goodwill. The Company expects that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

Current assets, principally cash and marketable securities	$ 1,624.6
Deferred tax assets	200.2
Property, plant, and equipment	572.4
In-process research and development	2,991.8
Identifiable intangible assets, principally developed product technology and core technology	4,803.2
Goodwill	9,773.9
Other assets	26.2
Current liabilities	(625.0)
Deferred tax liabilities	(1,595.5)
Net assets	$17,771.8

The allocation of the purchase price was based, in part, on a third-party valuation of the fair values of in-process research and development, identifiable intangible assets, and certain property, plant, and equipment. The purchase price allocation will remain preliminary until Amgen completes its evaluation of the various restructuring plans undertaken following the consummation of the merger, as discussed below. The final determination of the purchase price allocation is expected to be completed as soon as practicable after the consummation of the acquisition.

In the fourth quarter of 2002, goodwill increased by $53.9 million principally due to the impact of adjusting amounts previously accrued under the Company's various restructuring plans (see "— Restructuring plans" below) and obtaining final third-party valuations of identifiable intangible assets.

In-process research and development

Approximately $2,991.8 million of the purchase price represents the estimated fair value of projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the consolidated statement of operations in the third quarter of 2002. The estimated fair values assigned to IPR&D is comprised of the following projects by therapeutic area (in millions):

	Value of IPR&D acquired
Inflammation	$2,160.1
Oncology	726.3
Other	105.4
Total	$2,991.8

The estimated fair value of these projects was determined based on the use of a discounted cash flow model. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development and commercialization. These cash flows were then discounted to a present value using discount rates ranging from 12% to 14%. In addition, solely for the purposes of estimating the fair values of these IPR&D projects as of July 15, 2002, the following assumptions were made:

- Future R&D costs of $500 million to $600 million (unaudited) per therapeutic area would be incurred to complete the inflammation and the oncology research projects, and future costs of $200 million to $250 million (unaudited) would be incurred to complete all other research projects. These estimates are net of any R&D costs that will be shared under collaborations with corporate partners.
- The research projects, which were in various stages of development from pre-clinical through phase 3 clinical trials, are expected to reach completion at various dates ranging from 2003 through 2009.

The major risks and uncertainties associated with the timely and successful completion of these projects consist of the ability to confirm the safety and efficacy of the technology based on the data from clinical trials and obtaining necessary regulatory approvals. In addition, no assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from the estimated results.

Identifiable intangible assets

Acquired identifiable intangible assets primarily relate to ENBREL® and include product rights for approved indications of currently marketed products and core technology. The amounts assigned to each intangible asset class as of the acquisition date and the weighted-average amortization periods are as follows (amounts in millions):

	Value of intangibles acquired	Weighted average amortization period
Developed product technology	$3,264.5	14.5 years
Core technology	1,348.3	15 years
Tradename	190.4	15 years
Total	$4,803.2	

Leukine® and Novantrone®

In May 2002, Immunex entered into an agreement to sell certain assets used in connection with its Leukine® business to Schering AG Germany ("Schering") for approximately $389.9 million in cash plus the payment of additional cash consideration upon achievement of certain milestones. The sale of the Leukine® business was pursued in connection with Amgen's acquisition of Immunex and was completed on July 17, 2002.

In December 2002, the Company licensed the commercialization rights for Novantrone® in the United States to Serono S.A. in exchange for royalties based on future product sales.

Pro forma results of operations

The following unaudited pro forma information presents a summary of the Company's consolidated results of operations as if the Immunex acquisition had taken place at the beginning of each period presented (in millions, except per share information):

Year ended December 31,	2002	2001
Product sales	$5,538.5	$4,470.6
Total revenues	6,078.2	5,002.5
Net income	1,486.9	953.1
Pro forma earnings per share:		
Basic	$ 1.16	$ 0.74
Diluted	$ 1.12	$ 0.71

The pro forma net income and earnings per share for each period exclude the acquired IPR&D charge noted above. The pro forma information is not necessarily indicative of results that would have occurred had the acquisition been in effect for the periods presented or indicative of results that may be achieved in the future.

The impact of the Leukine® sale noted above is reflected in the Company's purchase price allocation as of July 15, 2002. However, for antitrust reasons, information regarding the results of operations attributable to Leukine® is not reviewable by Amgen, and therefore, has not been excluded from the pro forma results of operations presented above. Leukine® sales from January 1, 2002 through July 15, 2002 were approximately $60 million, and in 2001 were $108.4 million.

Restructuring plans

In connection with the Immunex acquisition, the Company initiated an integration plan to consolidate and restructure certain functions and operations of the pre-acquisition Immunex primarily consisting of the termination and relocation of certain Immunex personnel, termination of certain duplicative and non-strategic Immunex R&D programs, and consolidation of certain Immunex leased facilities. These costs have been recognized as liabilities assumed in the purchase business combination in accordance with EITF Issue No. 95-3 "Recognition of Liabilities in Connection with Purchase Business Combinations" and reflected as an increase to goodwill. The following table summarizes the liabilities established as a result of the acquisition and payments made through December 31, 2002 (in millions):

	Restructuring liability	Payments	Balance at 12/31/02
Employee related benefits	$65.1	$(41.0)	$24.1
Facility consolidation	31.2	(0.4)	30.8
Total	$96.3	$(41.4)	$54.9

Note 4. Other items, net

Other items, net in the accompanying consolidated statements of operations consists of the following expense/(income) items (in millions):

Years ended December 31,	2002	2001	2000
Termination of collaboration agreements	$ (40.1)	$203.1	$ —
Legal award, net	(151.2)	—	(73.9)
Amgen Foundation contribution	50.0	—	25.0
	$(141.3)	$203.1	$(48.9)

Termination of collaboration agreements

In the fourth quarter of 2001, the Company recorded a charge of $203.1 million primarily related to the costs of terminating collaboration agreements with various third parties, including PRAECIS PHARMACEUTICALS INCORPORATED ("Praecis") and certain academic institutions. These agreements were terminated primarily because the related collaboration activities and/or the underlying technology no longer met the Company's long-term research and development objectives. These costs include $102.4 million primarily with respect to amounts previously capitalized related to these agreements, and $100.7 million with respect to amounts to be paid to third parties in connection with the termination of these relationships. The amounts previously capitalized were comprised of the following: inventory associated with a product candidate that we expected to commercialize — approximately $40 million, receivable from a collaboration partner — approximately $20 million, and equity investments, fixed assets and other assets — approximately $42 million.

During the year ended December 31, 2002, the Company recorded a benefit of $40.1 million related to the finalization of the termination of certain of these collaboration agreements which resulted in the recovery of certain expenses accrued in the fourth quarter of 2001. The benefit principally related to the settlement of the Praecis collaboration agreement. At December 31, 2002, substantially all remaining amounts have been paid to the respective third parties.

Legal award, net

In September 1985, the Company granted Johnson & Johnson's affiliate, Ortho Pharmaceutical Corporation, a license relating to certain patented technology and know-how of the Company to sell Epoetin alfa throughout the United States for all human uses except dialysis and diagnostics. A number of disputes have arisen between Amgen and Johnson & Johnson as to their respective rights and obligations under the various agreements between them, including the agreement granting the license (the "License Agreement"). The disputes between Amgen and Johnson & Johnson have been resolved through binding arbitration, with an arbitrator (the "Arbitrator") presiding over both disputes discussed below.

License Agreement arbitration

A dispute arose related to the alleged violation of the License Agreement by Johnson & Johnson. In October 2002, the Arbitrator issued a final order awarding the Company $150 million for Johnson & Johnson's breach of the License Agreement. The legal award of $151.2 million, which included interest, was recorded in the fourth quarter of 2002. Subsequent to year end, the Company was awarded reimbursement of its costs and expenses, as the successful party in the arbitration. The Arbitrator will determine the final amount of the Company's recovery of such costs and expenses. At December 31, 2002, no amounts have been recorded related to the reimbursement for costs and expenses.

Spillover audit methodology arbitration

A dispute arose related to the audit methodology currently employed by the Company to account for Epoetin alfa sales. Under the License Agreement, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes described as spillover. The Company has established and is employing an audit methodology to measure each party's spillover and to allocate the net profits from those sales to the appropriate party. The Arbitrator issued a final order adopting the Company's audit methodology with certain adjustments and also found that the Company was the successful party in the arbitration. Pursuant to the final order, an independent panel was formed principally to refine the procedures for measuring the erythropoietin market as may be necessary.

Because the Arbitrator ruled that the Company was the successful party in the arbitration, Johnson & Johnson was ordered to pay to the Company the costs and expenses that the Company incurred in the arbitration as well as one-half of the audit costs. In July 2000, the Arbitrator issued a final order awarding the Company approximately $78 million in such costs and expenses (the "Fee Award"). As a result, the Company recorded a net $73.9 million legal award, which represents the Fee Award reduced by minor amounts related to other miscellaneous disputes with Johnson & Johnson, in the third quarter of 2000.

Amgen Foundation contribution

In 2002 and 2000, the Company contributed $50 million and $25 million, respectively, to the Amgen Foundation. These contributions will allow the Amgen Foundation to continue its support of non-profit organizations that focus on issues in health and medicine, science education, and other activities that strengthen local communities.

Note 5. Income taxes

The provision for income taxes includes the following (in millions):

Years ended December 31,	2002	2001	2000
Current provision:			
Federal (including U.S. possessions)	$457.0	$ 625.1	$475.3
State	15.9	78.3	47.5
Foreign	59.8	11.5	6.4
Total current provision	532.7	714.9	529.2
Deferred provision (benefit):			
Federal (including U.S. possessions)	146.1	(104.3)	9.6
State	28.6	(44.0)	(3.0)
Total deferred provision (benefit)	174.7	(148.3)	6.6
	$707.4	$ 566.6	$535.8

Deferred income taxes reflect the net tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in millions):

December 31,	2002	2001
Deferred tax assets:		
Acquired net operating loss and credit carryforwards	$ 246.0	$ 45.4
Fixed assets	215.3	29.3
Expenses capitalized for tax purposes	83.3	91.9
Expense accruals	82.7	105.2
Credit carryforwards	40.7	39.4
Other	36.2	28.8
Total deferred tax assets	704.2	340.0
Valuation allowance	(22.6)	(19.6)
Net deferred tax assets	681.6	320.4
Deferred tax liabilities:		
Acquired intangibles	(1,817.4)	—
Foreign operations	(106.7)	(1.0)
Purchase of technology rights	(62.6)	(85.9)
Marketable securities and investments	(56.5)	(70.4)
Other	(39.8)	(7.4)
Total deferred tax liabilities	(2,083.0)	(164.7)
	$(1,401.4)	$ 155.7

At December 31, 2002, the Company had operating loss carryforwards of $532.5 million available to reduce future federal taxable income which begin expiring in 2008. The Company also had $59.6 million of credit carryforwards against which a partial valuation allowance was established. These operating loss and credit carryforwards relate to the acquisition of companies. In addition, at December 31, 2002, the Company had $40.0 million of state research and experimentation tax credit carryforward, which has no expiration date.

The Company recorded gross deferred tax assets of $410.9 million and gross deferred tax liabilities of $1.8 billion as a result of the Immunex acquisition. The gross deferred tax assets were composed primarily of net operating loss and tax credit carryforwards and other temporary differences. The gross deferred tax liabilities were composed primarily of basis differences related to purchased identifiable intangible assets.

The reconciliation between the Company's effective tax rate and the federal statutory rate is as follows (amounts in millions):

	2002 Amount	Tax rate for the years ended December 31, 2002	2001	2000
Statutory rate applied to income before income taxes	$ (239.6)	35.0%	35.0%	35.0%
Acquired IPR&D	1,047.1	(153.0)%	—	—
Foreign earnings including permanently reinvested amounts	(106.3)	15.5%	—	—
Benefit of Puerto Rico operations, net of Puerto Rico income taxes	(17.2)	2.5%	(1.7)%	(2.0)%
State taxes	44.5	(6.5)%	1.4%	1.7%
Utilization of tax credits, primarily research and experimentation	(33.5)	4.9%	(1.3)%	(1.4)%
Other, net	12.4	(1.7)%	0.2%	(1.3)%
	$ 707.4	(103.3)%	33.6%	32.0%

The Company does not provide for U.S. income taxes on undistributed earnings of its foreign operations that are intended to be permanently reinvested. At December 31, 2002, these earnings amounted to approximately $368 million. If these earnings were repatriated to the United States, the Company would be required to accrue and pay approximately $128 million of additional taxes based on the current tax rates in effect. For the year ended December 31, 2002, the Company's foreign profits before income taxes were approximately $360 million. For the years ended December 31, 2001 and 2000, foreign profits before income taxes were not material.

The Company's income tax returns are routinely audited by the Internal Revenue Service and various state tax authorities. While disputes may arise with these tax authorities, some of which may be significant, the Company believes that adequate tax liabilities have been established for all open audit years.

Income taxes paid during the years ended December 31, 2002, 2001, and 2000, totaled $438.4 million, $516.2 million, and $141.3 million, respectively.

Note 6. Stockholders' equity

Stockholder Rights Agreement

On February 18, 1997, the Board of Directors of the Company redeemed the rights under the Company's former common stock rights plan and declared a dividend of one preferred share purchase right (a "Right") for each then outstanding share of common stock of the Company and authorized the distribution of one Right with respect to each subsequently issued share of common stock. The Rights were distributed to stockholders of record on March 21, 1997. On December 12, 2000, the Board of Directors of the Company amended and restated the preferred stock rights plan governing the Rights (the "Amended and Restated Rights Plan") to, among other things: (i) provide that, as a result of two-for-one splits of the Company's common stock effected in February and November 1999 (the "Stock Splits"), each Right shall represent the right to purchase one four-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") of the Company (which one four-thousandth gives effect to the Stock Splits); (ii) increase the exercise price of each Right to $350.00 from $56.25 (as adjusted for the Stock Splits); (iii) extend the term of the rights agreement to December 12, 2010 from March 21, 2007, and (iv) amend the definition of "Outside Director".

Pursuant to the Amended and Restated Rights Plan, each share of common stock outstanding has attached to it one whole Right. One Right represents the right to purchase one four-thousandth (1/4000) of a share of Series A Preferred Stock of the Company at $350.00. The Rights will expire on December 12, 2010.

Under certain circumstances, if an acquiring person or group acquires 10% or more of the Company's outstanding common stock, an exercisable Right will entitle its holder (other than the acquirer) to buy shares of common stock of the Company having a market value of two times the exercise price of one Right. However, in limited circumstances approved by the outside directors of the Board of Directors, a stockholder who enters into an acceptable standstill agreement may acquire up to 20% of the outstanding shares without triggering the Rights. If an acquirer acquires at least 10%, but less than 50%, of the Company's common stock, the Board of Directors may exchange each Right (other than those of the acquirer) for one share of common stock per Right. In addition, under certain circumstances, if the Company is involved in a merger or other business combination where it is not the surviving corporation, an exercisable Right will entitle its holder to buy shares of common stock of the acquiring company having a market value of two times the exercise price of one Right. The Company may redeem the Rights at $0.00025 per Right at any time prior to the public announcement that a 10% position has been acquired.

Stock repurchase program

The Company has a stock repurchase program primarily to reduce the dilutive effect of its employee stock option and stock purchase plans. Stock repurchased under the program is intended to be retired. The amount the Company spends and the number of shares repurchased varies based on a variety of factors, including the stock price and blackout periods in which the Company is restricted from repurchasing shares. In June 2002, the Board of Directors authorized the Company to repurchase up to an additional $2.0 billion of common stock through June 30, 2004. At the time of the additional authorization, the Company had approximately $257.1 million remaining under the December 2000 stock repurchase authorization. In December 2000, the Board of Directors authorized the Company to repurchase up to $2 billion of common stock between January 1, 2001 and December 31, 2002. As of December 31, 2002, $1,842.1 million was available for stock repurchases through June 30, 2004.

Other comprehensive income/(loss)

SFAS No. 130, "Reporting Comprehensive Income", requires unrealized gains/(losses) on the Company's available-for-sale securities and foreign currency forward contracts which qualify and are designated as cash flow hedges, and foreign currency translation adjustments to be included in other comprehensive income.

Information regarding the components of accumulated other comprehensive income/(loss) are as follows (in millions):

	Unrealized gains/(losses) on securities	Foreign currency translation	Accumulated other comprehensive income
Balance at December 31, 2001	$107.6	$(51.3)	$56.3
Current year other comprehensive (loss)/income	(17.3)	28.2	10.9
Balance at December 31, 2002	$ 90.3	$(23.1)	$67.2

Information regarding the income tax effects for items of other comprehensive income/(loss) is as follows (in millions):

	Before-tax amount	Tax benefit/ (expense)	After-tax amount
For the year ended December 31, 2000:			
Unrealized gains on available-for-sale securities	$193.0	$(75.8)	$117.2
Less: Reclassification adjustments for gains realized in net income	30.0	(11.8)	18.2
Net unrealized gains on available-for-sale securities	163.0	(64.0)	99.0
Foreign currency translation adjustments	(21.6)	—	(21.6)
Other comprehensive income	$141.4	$(64.0)	$ 77.4
For the year ended December 31, 2001:			
Unrealized losses on available-for-sale securities	$ (18.4)	$ 7.0	$ (11.4)
Less: Reclassification adjustments for losses realized in net income	(8.0)	3.3	(4.7)
Net unrealized losses on available-for-sale securities	(10.4)	3.7	(6.7)
Foreign currency translation adjustments	0.4	—	0.4
Other comprehensive loss	$ (10.0)	$ 3.7	$ (6.3)
For the year ended December 31, 2002:			
Unrealized losses on available-for-sale securities	$ (23.7)	$ 9.1	$ (14.6)
Less: Reclassification adjustments for gains realized in net income	4.2	(1.5)	2.7
Net unrealized losses on available-for-sale securities	(27.9)	10.6	(17.3)
Foreign currency translation adjustments	28.2	—	28.2
Other comprehensive income	$ 0.3	$ 10.6	$ 10.9

Other

In addition to common stock, the Company's authorized capital includes 5.0 million shares of preferred stock, $0.0001 par value, of which 0.7 million shares have been reserved and designated Series A Preferred Stock. At December 31, 2002 and 2001, no shares of preferred stock were issued or outstanding.

At December 31, 2002, the Company had reserved 190.3 million shares of its common stock which may be issued through its employee stock option and stock purchase plans. The number of shares available for issuance at December 31, 2002 includes available shares from stock option plans assumed from Immunex.

Note 7. Employee stock option, stock purchase, and defined contribution plans

Employee stock option plans

The Company's employee stock option plans provide for option grants designated as either nonqualified or incentive stock options. Option grants to employees generally vest over a three to five year period and expire seven years from the date of grant. Most employees are eligible to receive a grant of stock options annually with the number of shares generally determined by the employee's salary grade and performance level. In addition, certain management and professional level employees typically receive a stock option grant upon commencement of employment.

As a result of the acquisition, the Company assumed stock options to purchase Immunex common stock outstanding at July 15, 2002. Outstanding options at July 15, 2002 were converted into 22.4 million options to purchase Amgen common stock based on the terms specified in the merger agreement. Approximately 18.9 million of the total options assumed were exercisable at July 15, 2002. In 2001, most employees received an additional stock option grant, totaling 5.2 million shares, in which all shares vest upon the earlier of: (i) five years from the date of grant or (ii) the date on which the closing price of Amgen stock equals or exceeds $100.00 per share.

As of December 31, 2002, the Company had 71.8 million shares of common stock available for future grant under its employee stock option plans, including common stock available for future grant under employee stock option plans assumed from Immunex. Stock option information with respect to all of the Company's employee stock option plans is as follows (shares in millions):

		Exercise price		
	Shares	Low	High	Weighted-average
Balance unexercised at December 31, 1999	115.8	$ 0.92	$57.69	$15.88
Granted	13.1	$51.31	$78.00	$67.40
Exercised	(28.2)	$ 0.92	$72.75	$11.03
Forfeited	(2.0)	$ 4.48	$74.86	$26.02
Balance unexercised at December 31, 2000	98.7	$ 2.55	$78.00	$23.89
Granted	18.6	$51.51	$74.19	$63.47
Exercised	(20.6)	$ 2.55	$70.38	$13.12
Forfeited	(2.3)	$ 5.48	$78.00	$41.43
Balance unexercised at December 31, 2001	94.4	$ 6.19	$78.00	$33.62
Granted	17.3	$31.07	$62.48	$40.61
Assumed from Immunex Corporation (including 18.9 million vested options)	22.4	$ 1.97	$72.00	$23.66
Exercised	(26.2)	$ 2.00	$60.36	$15.90
Forfeited	(4.9)	$ 8.50	$76.44	$52.01
Balance unexercised at December 31, 2002	103.0	$ 1.97	$78.00	$36.25

At December 31, 2002, 2001, and 2000, employee stock options to purchase 62.4 million, 53.4 million, and 55.5 million shares were exercisable at weighted-average prices of $27.03, $20.81, and $15.35, respectively.

Information regarding employee stock options outstanding as of December 31, 2002 is as follows (shares in millions):

	Options outstanding			Options exercisable	
Price range	Shares	Weighted-average exercise price	Weighted-average remaining contractual life	Shares	Weighted-average exercise price
$10.00 and under	5.1	$ 6.07	3.7 years	5.1	$ 6.07
Over $10.00 to $15.00	16.5	$13.69	1.6 years	16.5	$13.69
Over $15.00 to $30.00	19.3	$18.44	3.4 years	18.2	$18.54
Over $30.00 to $60.00	36.0	$39.25	5.2 years	14.1	$37.44
Over $60.00	26.1	$65.54	5.1 years	8.5	$66.41

During the years ended December 31, 2002, 2001, and 2000, the Company issued 0.1 million, 0.2 million, and 0.1 million shares of restricted common stock, respectively.

Fair value disclosures of employee stock options

The exercise price of employee stock option grants is set at the closing price of the Company's common stock on the date of grant and the related number of shares granted is fixed at that point in time. Therefore, under the principles of APB No. 25, the Company does not recognize compensation expense associated with the grant of employee stock options. SFAS No. 123 requires the use of option valuation models to provide supplemental information regarding options granted after 1994.

The fair value of the options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for 2002, 2001, and 2000, respectively: 1) a risk-free interest rate of 3.6%, 4.7%, and 5.9%, 2) a dividend yield of 0%, 0%, and 0%, 3) a volatility factor of the expected market price of the Company's common stock of 50%, 50%, and 45%, and 4) an expected life of the options of 3.9 years, 3.7 years, and 3.4 years. These assumptions resulted in weighted-average fair values of $16.66, $26.74, and $25.87 per share for employee stock options granted in 2002, 2001, and 2000, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as extremely limited transferability and, in most cases, vesting restrictions. In addition, the assumptions used in option valuation models (see above) are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing valuation models do not provide a reliable, single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair values of the options are amortized over the options' vesting periods. See Note 1, "Summary of significant accounting policies — Employee stock option and stock purchase plans" for a detailed computation of pro forma net income and earnings per share.

Employee stock purchase plan

The Company has an employee stock purchase plan whereby, in accordance with Section 423 of the Internal Revenue Code, eligible employees may authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at the lower of 85% of the fair market value of common stock on the first or last day of the offering period. During the years ended December 31, 2002, 2001, and 2000, employees purchased 0.7 million, 0.6 million, and 1.3 million shares at prices of $41.09, $47.97, and $30.33 per share, respectively. In addition, during 2002, former Immunex employees purchased approximately 46,200 shares at a price of $39.58 under an Immunex stock purchase plan assumed by Amgen as a result of the acquisition. The Immunex stock purchase plan was terminated in October 2002. At December 31, 2002, the Company had 15.3 million shares available for future issuance under this plan.

Defined contribution plans

The Company has defined contribution plans covering substantially all employees in the United States and its possessions. Under these plans, the Company makes certain amounts of matching contributions for those employees who elect to contribute to the plans and makes additional contributions based upon the compensation of eligible employees regardless of whether or not the employees contribute to the plans. As a result of the Immunex acquisition, the Company assumed Immunex's defined contribution plan. Commencing on July 16, 2002, the Company made certain amounts of matching contributions for those employees who elected to contribute to the former Immunex plan. In addition, the Company has other defined contribution plans covering certain employees of the Company and employees of its foreign affiliates. The Company's expense for its defined contribution plans totaled $55.6 million, $45.2 million, and $42.6 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 8. Debt

Commercial paper program and line of credit

The Company has a commercial paper program which provides for unsecured, short-term borrowings up to an aggregate of $200 million. At December 31, 2002, commercial paper with a face amount of $100 million was outstanding. These borrowings had maturities of less than one month and had effective interest rates averaging 1.4%. Commercial paper with a face amount of $100 million and with effective interest rates averaging 1.9% was outstanding at December 31, 2001.

The Company has an unsecured committed credit facility (the "credit facility") with five participating banking institutions that includes a commitment expiring on May 28, 2003 for up to $150 million of borrowings under a revolving line of credit (the "revolving line commitment"). This credit facility supports the Company's commercial paper program. As of December 31, 2002, $150 million was available under the revolving line commitment for borrowing. Borrowings under the revolving line commitment bear interest at various rates which are a function of, at the Company's option, either the prime rate of a major bank, the federal funds rate, or a Eurodollar base rate. Under the terms of the credit facility, the Company is required to meet a minimum interest coverage ratio and maintain a minimum level of tangible net worth. In addition, the credit facility contains limitations on investments, liens, and sale/leaseback transactions.

Medium and long-term notes

The Company has established a $500 million debt shelf registration statement. In December 1997, pursuant to this registration statement, the Company issued $100 million of debt securities that bear interest at a fixed rate of 6.5% and mature in 2007 (the "Notes") and established a $400 million medium-term note program. The Company may offer and issue medium-term notes from time to time with terms to be determined by market conditions.

The Company had $100 million of debt securities outstanding at December 31, 2002 and 2001 that bear interest at a fixed rate of 8.1% and mature in 2097 (the "Century Notes"). These securities may be redeemed in whole or in part at the Company's option at any time for a redemption price equal to the greater of the principal amount to be redeemed or the sum of the present values of the principal and remaining interest payments discounted at a determined rate plus, in each case, accrued interest.

The Company also had $23 million of debt securities outstanding at December 31, 2002 and 2001 that bear interest at a fixed rate of 6.2% and mature in 2003. The terms of the debt securities require the Company to meet certain debt to tangible net asset ratios and place limitations on liens and sale/leaseback transactions and, except with respect to the Notes and the Century Notes, place limitations on subsidiary indebtedness.

Convertible notes

On March 1, 2002, the Company issued $3.95 billion in aggregate face amount at maturity ($1,000 face amount per note) 30-year, zero-coupon senior convertible notes (the "Convertible Notes") with a yield to maturity of 1.125%. The gross proceeds from the offering were approximately $2.82 billion (a $714.23 per note original issue price). The original issue discount of $1.13 billion (or $285.77 per note) is being accreted to interest expense over the life of the Convertible Notes using the effective interest method. Debt issuance costs were approximately $56.5 million and are being amortized on a straight-line basis over the life of the notes.

Holders of the Convertible Notes may convert each of their notes into 8.8601 shares of common stock of the Company (the "conversion rate") at any time on or before the maturity date, approximately 35.0 million shares in the aggregate. The conversion price per share at issuance was $80.61. The conversion price per share as of any day will equal the original issuance price plus the accrued original issue discount to that day, divided by the conversion rate, or $81.37 per share as of December 31, 2002. The holders of the Convertible Notes may require the Company to purchase all or a portion of their notes on March 1, 2005, March 1, 2007, March 1, 2012, and March 1, 2017 at a price equal to the original issuance price plus the accrued original issue discount to the purchase dates. The Company may choose to pay the purchase price in cash and/or shares of common stock.

The Company may redeem all or a portion of the Convertible Notes for cash at any time on or after March 1, 2007 at the original issuance price plus accrued original issue discount as of the redemption date. In addition, the Company will pay contingent cash interest during any six-month period commencing on or after March 2, 2007 if the average market price of a note for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the original issuance price and accrued original issue discount for such note. The contingent cash interest in respect of any quarterly period will equal the greater of 1) the amount of regular cash dividends paid by the Company per share multiplied by the number of shares of common stock deliverable upon conversion of the Convertible Notes at the then applicable conversion rate or 2) 0.0625% of the average market price of a note for a five trading day measurement period preceding the applicable six-month period provided, that if the Company does not pay cash dividends during a semiannual period it will pay contingent interest semiannually at a rate of 0.125% of the average market price of a note for a five trading day measurement period.

The aggregate stated maturities of all long-term obligations and commercial paper due subsequent to December 31, 2002, are as follows (in millions):

Maturity date	Amount
2003	$ 123.0
2004	—
2005[(1)]	2,917.8
2006	—
2007	100.0
After 2007	100.0
	$3,240.8

[(1)]Holders of the Convertible Notes may require the Company to purchase all or a portion of the notes on specific dates as early as March 1, 2005 at the original issuance price plus accrued original issue discount ("accreted value") through the purchase date. The amount above represents the accreted value on March 1, 2005. The accreted value based on the 30-year contractual maturity is $3,950.0 million. In the event the Company is required to repurchase the notes, it may choose to pay the purchase price in cash and/or shares of common stock.

Note 9. Segment information

The company operates in one business segment — human therapeutics. Therefore, results of operations are reported on a consolidated basis for purposes of segment reporting. Enterprise-wide disclosures about revenues by product, revenues and long-lived assets by geographic area, and revenues from major customers are presented below.

Revenues

Revenues consisted of the following (in millions):

Years ended December 31,	2002	2001	2000
Product sales:			
EPOGEN®	$2,260.6	$2,108.5	$1,962.9
NEUPOGEN®	1,379.6	1,346.4	1,223.7
Neulasta™	463.5	—	—
Aranesp®	415.6	41.5	—
ENBREL®	362.1	—	—
Other	109.8	14.6	15.6
Total product sales	4,991.2	3,511.0	3,202.2
Other revenues	531.8	504.7	427.2
Total revenues	$5,523.0	$4,015.7	$3,629.4

Geographic information

Outside the United States, the Company principally sells: 1) NEUPOGEN® in Europe, Canada, and Australia, 2) Aranesp® in most countries in Europe, Australia, and New Zealand commencing with the June 2001 launch, and 3) ENBREL® in Canada commencing July 16, 2002. Information regarding revenues and long-lived assets (consisting of property, plant, and equipment) attributable to the United States and to all foreign countries collectively is stated below. The geographic classification of product sales was based upon the location of the customer. The geographic classification of all other revenues was based upon the domicile of the entity from which the revenues were earned. Information is as follows (in millions):

Years ended December 31,	2002	2001	2000
Revenues:			
United States	$5,025.9	$3,688.5	$3,343.0
Foreign countries	497.1	327.2	286.4
Total revenues	$5,523.0	$4,015.7	$3,629.4

December 31,	2002	2001	2000
Long-lived assets:			
United States	$2,473.8	$1,754.5	$1,596.9
Foreign countries	339.7	191.6	184.6
Total long-lived assets	$2,813.5	$1,946.1	$1,781.5

Major customers

The Company's customers primarily consist of wholesale distributors of pharmaceutical products. With the exception of ENBREL®, the Company utilizes these wholesale distributors as the principal means of distributing the Company's products to clinics, hospitals, and pharmacies. With respect to ENBREL®, the Company primarily drop-ships wholesaler orders directly to pharmacies for end-users. The Company monitors the financial condition of its larger distributors and limits its credit exposure by setting appropriate credit limits and requiring collateral from certain customers.

For the years ended December 31, 2002 and 2001, sales to three large wholesalers each accounted for more than 10% of total revenues. Sales to these three wholesalers were $2,084.4 million, $988.6 million, and $843.9 million, respectively, for the year ended December 31, 2002. Sales to these three wholesalers were $1,470.1 million, $535.8 million, and $459.8 million, respectively, for the year ended December 31, 2001. For the year ended December 31, 2000, sales to two large wholesalers each accounted for more than 10% of total revenues. Sales to these wholesalers were $1,233.4 million and $445.2 million, respectively, for the year ended December 31, 2000.

At December 31, 2002 and 2001, amounts due from these three large wholesalers each exceeded 10% of gross trade receivables, and accounted for 58% and 64%, respectively, of gross trade receivables on a combined basis.

Note 10. Fair values of financial instruments

The carrying amounts of cash, cash equivalents, marketable securities, and marketable equity investments approximated their fair values. Fair values of cash equivalents, marketable securities, and marketable equity investments are based on quoted market prices.

The carrying amount of commercial paper approximated its fair value at December 31, 2002 and 2001. The fair values of the medium and long-term notes at December 31, 2002 and 2001 were approximately $273.6 million and $244.9 million, respectively. The fair value of the Convertible Notes at December 31, 2002 was approximately $2,913.5 million. In May 2002, the Company registered the Convertible Notes with the Securities and Exchange Commission allowing the notes to be traded on the open market. The fair value of the notes was based on the quoted market price at December 31, 2002. The fair values for commercial paper, medium term notes, and long-term notes were estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The carrying amounts of derivative instruments approximated their fair values. At December 31, 2002 and 2001, the fair values of derivative instruments were not material.

Note 11. Kinetix acquisition

On December 14, 2000, Amgen acquired all of the outstanding shares of Kinetix Pharmaceuticals, Inc. ("Kinetix"), a privately held company, in a tax-free exchange for 2.6 million shares of Amgen common stock. The acquisition was accounted for under the purchase method of accounting, and accordingly, the operating results of Kinetix are included in the accompanying consolidated financial statements starting from December 15, 2000. The acquisition was valued at $172.2 million, including $1.0 million of related acquisition costs and $6.5 million of Amgen restricted common stock issued in exchange for Kinetix restricted common stock held by employees retained from Kinetix. The $6.5 million is being recognized as compensation expense over the vesting period of the restricted common stock.

The purchase price was allocated among identifiable tangible and intangible assets and liabilities of Kinetix based upon their estimated fair values. A discounted, risk-adjusted cash flow analysis was performed to value the technology platform of Kinetix expected to generate future molecules that may be developed into human therapeutics, as well as in-process research projects. The analysis resulted in valuing the acquired base technology at $36.6 million, which was capitalized and will be amortized on a straight-line basis over a 15 year period. Additionally, $30.1 million of value was assigned to acquired IPR&D, and was expensed on the acquisition date in accordance with GAAP. The excess of the purchase price over the fair values of assets and liabilities acquired of $103.3 million was allocated to goodwill, which was amortized through December 31, 2001 using a 15 year useful life. Goodwill amortization ceased beginning January 1, 2002 in accordance with SFAS No. 142.

Note 12. Acquisition of certain rights from Roche

In May 2002, the Company acquired certain rights related to the commercialization of NEUPOGEN® and GRANULOKINE® (Filgrastim) and pegfilgrastim in the European Union ("EU"), Switzerland, and Norway from Roche. Amgen paid $137.5 million for such rights. The purchase price of the rights was capitalized and will be amortized on a straight-line basis over the useful life of the rights acquired, estimated to be 15 years. Prior to this acquisition, NEUPOGEN® and GRANULOKINE® were commercialized in the EU under a co-promotion agreement between Amgen and Roche. Roche will continue as the licensee for Filgrastim and pegfilgrastim in certain countries outside the United States and the EU.

Note 13. Agreements with Wyeth

As part of the Immunex acquisition, the Company entered into a co-promotion agreement and co-development agreement with Wyeth. Under the terms of these agreements, Amgen and Wyeth market and sell ENBREL® in the United States and Canada and develop certain future indications of ENBREL® for use in these geographic territories. In return for such efforts, Wyeth is paid a share of the resulting profits on sales of ENBREL®, after deducting the applicable costs of sales, including royalties paid to third parties, and expenses associated with R&D and sales and marketing. Such amounts paid to Wyeth are included in "Selling, general and administrative" expense in the accompanying consolidated statements of operations.

Note 14. Accrued liabilities

Accrued liabilities consisted of the following (in millions):

December 31,	2002	2001
Employee compensation and benefits	$ 370.4	$147.2
Sales incentives, royalties, and allowances	287.7	124.7
Due to affiliated companies and corporate partners	152.1	100.0
Clinical development costs	112.9	56.0
Obligations from terminating collaboration agreements (see Note 4, "Other items, net")	14.2	100.7
Income taxes	—	92.6
Other	214.4	145.1
	$1,151.7	$766.3

Note 15. Commitments

The Company leases certain administrative and laboratory facilities under non-cancelable operating leases that expire through December 2010 (see Note 3, "Immunex acquisition — Restructuring plans" for further discussion of certain leased facilities acquired). The following table summarizes the minimum future rental commitments under non-cancelable operating leases at December 31, 2002 (in millions):

Year ended December 31,	Lease payments
2003	$ 34.7
2004	28.7
2005	20.9
2006	13.7
2007	10.2
Thereafter	27.5
Total minimum lease payments	$135.7

Rental expense on operating leases for the years ended December 31, 2002, 2001, and 2000 was $26.0 million, $18.3 million, and $18.0 million, respectively.

As a result of the Immunex acquisition, the Company is under supply agreements with various contract manufacturers for the production, vialing, and packaging of ENBREL®. Under the terms of the various contracts, Amgen is required to purchase certain minimum quantities of ENBREL® each year through 2010. The following table summarizes the minimum contractual inventory commitments from third-party contract manufacturers at December 31, 2002 (in millions):

Year ended December 31,	Inventory commitments
2003	$302.1
2004	285.3
2005	244.8
2006	102.3
2007	102.2
Thereafter	306.7
Total contractual purchases	$1,343.4

The amounts above primarily relate to the Company's long-term supply agreement with Boehringer Ingelheim Pharma KG ("BI Pharma") for the manufacture of commercial quantities of ENBREL®. Amounts owed to BI Pharma are based on firm commitments for the purchase of production capacity for ENBREL® and reflect certain estimates such as production run success rates and bulk drug yields achieved. The Company's obligation to pay certain of these amounts may be reduced based on certain future events.

Note 16. Quarterly financial data (unaudited)

(In millions, except per share data)

2002 Quarter ended	Dec. 31[1]	Sept. 30[2]	June 30	Mar. 31
Product sales	$1,621.6	$ 1,345.8	$1,115.2	$908.6
Gross margin from product sales	1,347.8	1,119.4	983.3	805.0
Net income (loss)	456.4	(2,601.6)	412.4	340.9
Earnings (loss) per share:				
Basic	$ 0.35	$ (2.10)	$ 0.40	$ 0.33
Diluted	$ 0.34	$ (2.10)	$ 0.38	$ 0.32

2001 Quarter ended	Dec. 31[3]	Sept. 30	June 30	Mar. 31
Product sales	$ 974.1	$ 879.6	$ 858.9	$798.4
Gross margin from product sales	821.6	776.9	760.5	709.0
Net income	163.0	329.9	321.9	304.9
Earnings per share:				
Basic	$ 0.16	$ 0.31	$ 0.31	$ 0.29
Diluted	$ 0.15	$ 0.30	$ 0.30	$ 0.28

(1) In the fourth quarter of 2002, the Company recorded: 1) a gain from a legal award related to the Company's arbitration with Johnson & Johnson of $151.2 million, 2) a contribution of $50 million to the Amgen Foundation, and 3) a benefit of $4.6 million related to finalizing the termination of certain collaboration agreements.

(2) In the third quarter of 2002, the Company recorded: 1) a charge of $2,991.8 million to write-off the fair value of acquired IPR&D, and 2) a benefit of $35.5 million related to finalizing the termination of certain collaboration agreements.

(3) In the fourth quarter of 2001, the Company recorded a charge of $203.1 million, primarily related to the costs of terminating collaboration agreements with various third parties, including Praecis and certain academic institutions. In addition, Amgen recorded a charge of $39.5 million, included in cost of sales, to write-off certain inventory deemed not recoverable.

See Notes 1, 3, and 4 for further discussion of the items described above.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders of Amgen Inc.

We have audited the accompanying consolidated balance sheets of Amgen Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amgen Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in accordance with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California
January 24, 2003

Board of Directors and Executive Officers

Board of Directors

David Baltimore
President
California Institute of Technology

Frank J. Biondi, Jr.
Senior Managing Director
WaterView Advisors LLC

Jerry D. Choate
Retired Chairman and
Chief Executive Officer
The Allstate Corporation

Edward V. Fritzky
Retired Chairman and
Chief Executive Officer
Immunex Corporation

Frederick W. Gluck
Retired Vice Chairman
Bechtel Group, Inc.

Franklin P. Johnson, Jr.
General Partner
Asset Management Partners

Steven Lazarus
Managing General Partner
ARCH Venture Partners, L.P.

Gilbert S. Omenn
Professor of Internal Medicine,
Human Genetics and Public Health,
University of Michigan

Judith C. Pelham
President
and Chief Executive Officer
Trinity Health

Adm. J. Paul Reason, USN (Retired)
President and
Chief Operating Officer
Metro Machine Corporation

Donald B. Rice
President and
Chief Executive Officer
Agensys, Inc.

Kevin W. Sharer
Chairman of the Board, Chief
Executive Officer and President
Amgen Inc.

Patricia C. Sueltz
Executive Vice President
Software Systems Group
Sun Microsystems, Inc.

Executive Officers

Fabrizio Bonanni
Senior Vice President
Quality and Compliance

Hassan Dayem
Senior Vice President and
Chief Information Officer

Dennis M. Fenton
Executive Vice President
Process Development,
Operations and Quality

Brian M. McNamee
Senior Vice President
Human Resources

Joseph P. Miletich
Senior Vice President, Research
and Preclinical Development

George J. Morrow
Executive Vice President
Worldwide Sales and Marketing

Richard D. Nanula
Executive Vice President, Finance,
Strategy and Communications, and
Chief Financial Officer

Steven M. Odre
Senior Vice President
General Counsel and Secretary

Roger M. Perlmutter
Executive Vice President
Research and Development

Beth C. Seidenberg
Senior Vice President
Development

Kevin W. Sharer
Chairman of the Board, Chief
Executive Officer and President

Stockholder Information

Corporate Office
One Amgen Center Drive
Thousand Oaks, California 91320-1799
(805) 447-1000

SEC Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission, is available without charge upon written request to Corporate Secretary, Amgen, One Amgen Center Drive, Thousand Oaks, California 91320-1799; by calling (800) 84-AMGEN; or by accessing the Company's website at www.amgen.com.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Stockholder Inquiries
Inquiries related to stock transfers or lost certificates should be directed to American Stock Transfer & Trust Company, (800) 937-5449 or (212) 936-5100. General information regarding the Company and recent news releases can be obtained by contacting Amgen's automated stockholder information line at (800) 84-AMGEN or by accessing the Company's website at www.amgen.com.

Independent Auditors
Ernst & Young LLP, Los Angeles, California

Annual Meeting
The Annual Meeting will be held on Thursday, May 15, 2003, at 10:30 a.m. at the Omni Interlocken Resort, 500 Interlocken Blvd., Broomfield, Colorado 80021.

Price Range of Common Stock
The Company's common stock trades on The NASDAQ Stock Market under the symbol AMGN. No cash dividends have been paid on the common stock to date, and the Company currently intends to retain any earnings for development of the Company's business and for repurchases of its common stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low closing sales prices of the common stock as quoted on The NASDAQ Stock Market for the years 2002 and 2001:

	2002		2001	
	High	Low	High	Low
4th Quarter	$51.75	$43.66	$68.49	$56.03
3rd Quarter	48.54	31.07	65.66	54.01
2nd Quarter	61.39	37.80	70.02	51.51
1st Quarter	62.48	54.33	74.19	54.94

Trademarks Listed in This Report
Amgen, Aranesp®, EPOGEN®, Kineret®, Neulasta™, and NEUPOGEN® are trademarks of Amgen Inc. ENBREL® is a trademark of Amgen's subsidiary, Immunex Corporation.

Hotlines
Customer Service Hotline (800) 28-AMGEN
Investor Materials Hotline (800) 84-AMGEN
Jobline (800) 446-4007
Medical Information Connection (800) 77-AMGEN
Reimbursement Hotline (800) 272-9376
Clinical Safety Hotline (800) 835-2879

AMGEN

Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA
91320-1799

www.amgen.com

MC19043 850M/3-03 P50300-4